TRADING SYMBOL: TSX:AGI NYSE:AGI

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.
Alamos Gold Reports Fourth Quarter and Year-End 2024 Results
Record production and strong margin expansion drive record free cash flow of $272 million while funding high-return growth
Toronto, Ontario (February 19, 2025) - Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today reported its financial results for the quarter and year ended December 31, 2024.
“We delivered another record year operationally and financially driven by strong performances across our operations. Production grew 7% to 567,000 ounces, meeting our increased guidance and achieving a new annual record for the second consecutive year. Full year costs were in line with guidance and combined with the rising gold price, we set a number of financial records. This included record free cash flow of $272 million while funding additional high-return growth, including the Phase 3+ Expansion and our largest exploration budget ever,” said John A. McCluskey, President and Chief Executive Officer.
“Our significant investment in exploration continues to create value with global Mineral Reserves increasing 31% to 14 million ounces, including another substantial increase in higher-grade Reserves and Resources at Island Gold. We will be incorporating this growth into the Island Gold District Life of Mine Plan and Expansion Study to be released later this year that we expect will outline a larger, and more valuable operation,” Mr. McCluskey added.
Fourth Quarter and Full Year 2024 Highlights
Operational and Financial Highlights
•Produced a record 567,000 ounces of gold in 2024, in-line with the mid-point of the revised guidance and a 7% increase from 2023. This reflected the inclusion of the Magino mine after the acquisition of Argonaut Gold Inc. ("Argonaut"), as well as strong performances from the Mulatos District and Island Gold. Fourth quarter production was 140,200 ounces, in-line with quarterly guidance
•The Mulatos District produced 205,000 ounces of gold in 2024, exceeding the top end of increased guidance by 5% reflecting another outstanding performance from La Yaqui Grande. This contributed to record mine-site free cash flow1 of $239.9 million in 2024, including $53.4 million in the fourth quarter
•Island Gold produced 155,000 ounces of gold in 2024, meeting the high-end of the annual guidance range and self-funding all Phase 3+ Expansion capital and exploration initiatives during the year
•Young-Davidson produced 174,000 ounces of gold in 2024 while generating record mine-site free cash flow1 of $140.9 million, including a record $50.3 million in the fourth quarter
•Cost of sales were $751.1 million or $1,341 per ounce in 2024, and $200.9 million, or $1,422 per ounce in the fourth quarter
•Total cash costs1 of $927 per ounce and all-in sustaining costs ("AISC"1) of $1,281 per ounce for the full year were in-line with revised annual guidance. Total cash costs of $981 per ounce and AISC of $1,333 per ounce for the fourth quarter decreased from the third quarter of 2024, as previously guided reflecting lower costs at Young-Davidson and Magino
1 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
•Record financial performance achieved across all key metrics. This included record free cash flow1 of $272.3 million in 2024 while continuing to fund high-return growth initiatives including the Phase 3+ Expansion at Island Gold and a record exploration program. Fourth quarter free cash flow was $53.5 million
•Full year sales totaled 560,234 ounces of gold at an average realized price of $2,379 per ounce, generating record annual revenues of $1.3 billion, a 32% increase from 2023. This included fourth quarter sales of 141,258 ounces of gold at an average realized price of $2,632 per ounce, generating quarterly revenues of $375.8 million, inclusive of silver sales. This represented a 48% increase from the fourth quarter of 2023 and marked the fourth consecutive quarter of record revenues
•Record annual cash flow from operating activities of $661.1 million (including $726.2 million before changes in working capital and taxes paid1, or $1.78 per share), a 40% increase from 2023. Fourth quarter cash flow from operating activities was $192.2 million (including $207.9 million before changes in working capital and taxes paid1, or $0.49 per share). Working capital in the fourth quarter was impacted by a temporary buildup of sales tax receivables in Canada, of which $14.1 million was collected in January 2025
•Adjusted net earnings1 were $328.9 million in 2024, or $0.81 per share1. Reported net earnings were $284.3 million in 2024, or $0.70 per share. Adjusted net earnings includes adjustments for unrealized losses on commodity derivatives, an impairment reversal on Young-Davidson, a net unrealized foreign exchange loss recorded within deferred taxes and foreign exchange, and other losses including transaction and integration costs on the acquisition of Argonaut
•Adjusted net earnings1 for the fourth quarter were $103.2 million, or $0.25 per share. Adjusted net earnings includes adjustments for unrealized gains on commodity hedge derivatives, net of tax, of $4.4 million, adjustments for unrealized net foreign exchange losses recorded within deferred taxes and foreign exchange of $19.6 million, and other adjustments totaling $0.4 million. Reported net earnings for the fourth quarter were $87.6 million, or $0.21 per share
•Cash and cash equivalents were $327.2 million at December 31, 2024, up from $224.8 million at the end of 2023. The Company remains in a net cash position with $250 million drawn on its credit facility (the "Facility"), the proceeds of which were used to retire debt inherited from Argonaut in the third quarter. The Company remains well-positioned to internally fund all its growth initiatives with strong ongoing free cash flow and $827.2 million of total liquidity.
•Amended and upsized the Facility from $500.0 million to $750.0 million on February 18, 2025, increasing financial capacity on more attractive terms, reflecting the growth of the Company
•Paid dividends of $41 million for the full year, based on a quarterly dividend of $0.025 per share
Mineral Reserves and Resources, Growth Projects, Acquisitions, and Other Highlights
•Issued three-year guidance on January 13, 2025, with production expected to increase 7% in 2025 to between 580,000 and 630,000 ounces, and 24% by 2027 to 680,000 to 730,000 ounces. AISC are expected to decrease 8% over that time frame, relative to 2024, driven by low-cost growth from Island Gold following the completion of the Phase 3+ Expansion in the first half of 2026
•Announced a construction decision on the Lynn Lake project in January 2025 with initial production expected during the first half of 2028. With average annual production of 176,000 ounces over its first ten years at first quartile mine-site AISC, Lynn Lake is expected to increase consolidated production to approximately 900,000 ounces per year and provide additional free cash flow growth
•The Closure Plan for the MacLellan Site (the “Closure Plan”) was approved by the province of Manitoba in January 2025 and the required permitting and pre-construction conditions have been met allowing for the start of construction on the Lynn Lake project
•Received approval of an amendment to the existing MIA by Mexico’s Secretariat of Environment and Natural Resources (“SEMARNAT”) in January 2025, allowing for the start of construction on the PDA project within the Mulatos District
2 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
•Reported year-end 2024 Mineral Reserves of 14.0 million ounces of gold (298 million tonnes ("mt")) grading 1.45 grams per tonne of gold (“g/t Au”), a 31% increase from 2023 reflecting the acquisition of Magino in 2024, continued high-grade additions at Island Gold, and an initial Mineral Reserve at Burnt Timber and Linkwood. This marked the sixth consecutive year Mineral Reserves have grown for a cumulative increase of 44%. Additionally, Measured and Indicated Mineral Resources increased 50% to 6.6 million ounces, while Inferred Mineral Resources decreased 2% to 7.1 million ounces
•Island Gold continues to be a significant driver of growth with its combined Mineral Reserve and Resources increasing 9% to 6.7 million ounces at substantially higher grades. This includes an 11% increase in Mineral Reserve grades to 11.40 g/t Au, and 13% increase in Inferred Mineral Resource grades to 16.52 g/t Au
•Completed the acquisition of Argonaut in July 2024 through which the Company acquired the Magino mine, located adjacent to its Island Gold mine
•Completed the acquisition of Orford Mining Corporation ("Orford") in April 2024, consolidating its existing ownership of Orford and adding the highly prospective Qiqavik Gold Project, located in Quebec, Canada
•Announced a significant contribution to The Princess Margaret Cancer Foundation in September 2024 to create the new Alamos Gold Chair in Gastrointestinal Surgical Oncology. The Company will contribute $2 million to support the new Chair in making a meaningful impact on cancer research aimed at better understanding, diagnosing, and treating gastrointestinal cancers
•Alamos was recognized as a TSX30 2024 winner by the Toronto Stock Exchange in September 2024. The annual ranking recognizes the 30 top performing stocks over a three-year period. Alamos’ share price increased 134% over the trailing three-year period
•Announced the appointment of J. Robert S. Prichard as Chairman of the Board of Directors in January 2025

(1) Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures.

3 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
Highlight Summary

	Three Months Ended December 31,		Years Ended December 31,
	2024	2023	2024	2023
Financial Results (in millions)
Operating revenues	$375.8	$254.6	$1,346.9	$1,023.3
Cost of sales (1)	$200.9	$166.7	$751.1	$637.7
Earnings from operations	$158.4	$71.9	$561.9	$318.1
Earnings before income taxes	$157.2	$51.2	$502.2	$293.7
Net earnings	$87.6	$47.1	$284.3	$210.0
Adjusted net earnings (2)	$103.2	$49.2	$328.9	$208.4
Adjusted earnings before interest, taxes, depreciation and amortization (2)	$207.2	$103.6	$691.5	$487.3
Cash provided by operations before working capital and taxes paid (2)	$207.9	$120.2	$726.2	$518.9
Cash provided by operating activities	$192.2	$124.1	$661.1	$472.7
Capital expenditures (sustaining) (2)(3)	$30.0	$26.6	$110.1	$104.2
Sustaining finance leases	$5.2	$—	$10.6	$—
Capital expenditures (growth) (2)	$101.2	$73.0	$279.5	$216.7
Capital expenditures (capitalized exploration)	$7.5	$10.1	$28.0	$28.0
Free cash flow (2)	$53.5	$14.4	$272.3	$123.8
Operating Results
Gold production (ounces)	140,200	129,500	567,000	529,300
Gold sales (ounces)	141,258	129,005	560,234	526,258
Per Ounce Data
Average realized gold price	$2,632	$1,974	$2,379	$1,944
Average spot gold price (London PM Fix)	$2,663	$1,971	$2,386	$1,941
Cost of sales per ounce of gold sold (includes amortization) (1)	$1,422	$1,292	$1,341	$1,212
Total cash costs per ounce of gold sold (2)	$981	$900	$927	$850
All-in sustaining costs per ounce of gold sold (2)	$1,333	$1,233	$1,281	$1,160
Share Data
Earnings per share, basic	$0.21	$0.12	$0.70	$0.53
Earnings per share, diluted	$0.21	$0.12	$0.69	$0.53
Adjusted earnings per share, basic (2)	$0.25	$0.12	$0.81	$0.53
Weighted average common shares outstanding (basic) (000’s)	420,192	396,577	408,165	395,509
Financial Position (in millions)
Cash and cash equivalents			$327.2	$224.8
(1)Cost of sales includes mining and processing costs, royalties, and amortization expense.
(2)Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures.
(3)Sustaining capital expenditures include sustaining capital lease expenditures at Magino, which are not included as additions to mineral property, plant and equipment in cash flows used from investing activities.

4 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

	Three Months Ended December 31,		Years Ended December 31,
	2024	2023	2024	2023
Gold production (ounces)
Young-Davidson	45,700	49,800	174,000	185,100
Island Gold	39,400	31,600	155,000	131,400
Magino (9)	16,200	—	33,000	—
Mulatos District (8)	38,900	48,100	205,000	212,800
Gold sales (ounces)
Young-Davidson	45,441	48,052	173,274	182,796
Island Gold	39,595	30,464	152,170	127,629
Magino (9)	16,505	—	31,271	—
Mulatos District (8)	39,717	50,489	203,519	215,833
Cost of sales (in millions) (1)
Young-Davidson	$65.9	$64.6	$261.9	$248.2
Island Gold	$34.7	$33.8	$132.2	$123.6
Magino (9)	$35.4	—	$73.9	—
Mulatos District (8)	$64.9	$68.3	$283.1	$265.9
Cost of sales per ounce of gold sold (includes amortization) (1)
Young-Davidson	$1,450	$1,344	$1,511	$1,358
Island Gold	$876	$1,110	$869	$968
Magino (9)	$2,145	—	$2,363	—
Mulatos District (8)	$1,634	$1,353	$1,391	$1,232
Total cash costs per ounce of gold sold (2)
Young-Davidson	$955	$920	$1,047	$938
Island Gold	$594	$775	$592	$669
Magino (9)	$1,672	—	$1,836	—
Mulatos District (8)	$1,113	$957	$935	$883
Mine-site all-in sustaining costs per ounce of gold sold (2)(3)
Young-Davidson	$1,191	$1,211	$1,314	$1,208
Island Gold	$791	$1,136	$865	$1,017
Magino (9)	$2,666	—	$2,824	—
Mulatos District (8)	$1,198	$1,030	$1,001	$967
Capital expenditures (sustaining, growth, and capitalized exploration) (in millions) (2)
Young-Davidson (4)	$21.3	$24.0	$86.1	$67.2
Island Gold (5)	$83.7	$73.9	$257.0	$233.1
Magino (7)(9)(10)	$24.7	—	$38.6	—
Mulatos District (6)(8)	$5.3	$8.4	$20.1	$30.4
Other	$8.9	$3.4	$26.4	$18.2

(1)Cost of sales includes mining and processing costs, royalties, and amortization expense.
(2)Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures.
(3)For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share-based compensation expenses.
(4)Includes capitalized exploration at Young-Davidson of $2.0 million and $5.9 million for the three months and year ended December 31, 2024 ($1.3 million and $5.1 million for the three months and year ended December 31, 2023, respectively).
(5)Includes capitalized exploration at Island Gold of $1.7 million and $12.4 million for the three months and year ended December 31, 2024 ($3.3 million and $11.1 million for the three months and year ended December 31, 2023, respectively).
(6)Includes capitalized exploration at Mulatos District of $1.6 million and $7.5 million for the three months and year ended December 31, 2024 ($5.5 million and $11.8 million for the three months and year ended December 31, 2023).
(7)Includes capitalized exploration at Magino of $2.2 million and $2.2 million for the three months and year ended December 31, 2024.
(8)The Mulatos District includes La Yaqui Grande and Mulatos pit.
(9)The 2024 full year results for Magino are for Alamos’ ownership period from July 12, 2024 to December 31, 2024.
(10)Sustaining capital expenditures for Magino include certain finance leases classified as sustaining.

5 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Environment, Social and Governance Summary Performance
Health and Safety
•Total recordable injury frequency rate1 ("TRIFR") of 2.25 in the fourth quarter, an increase from 2.01 in the third quarter
•Lost time injury frequency rate1 ("LTIFR") of 0.09 in the fourth quarter, consistent with the third quarter
•Full year TRIFR of 1.96 and LTIFR of 0.09
During the fourth quarter of 2024, Alamos had 25 recordable injuries across its sites including one lost time injury ("LTI"). For the full year, Alamos had 84 recordable injuries across its sites including 4 LTIs.
Alamos strives to maintain a safe, healthy working environment for all, with a strong safety culture where everyone is continually reminded of the importance of keeping themselves and their colleagues healthy and injury-free. The Company’s overarching commitment is to have all employees and contractors return Home Safe Every Day.
Environment
•Zero significant environmental incidents in the fourth quarter and full year, and two minor reportable events in the fourth quarter
•Completed the connection of the Mulatos District to the national electric grid in December 2024. This has eliminated the need for on-site diesel generated power, significantly reducing ongoing greenhouse gas ("GHG") emissions
•Continued reclamation activities at Mulatos for the Cerro Pelon, El Victor and San Carlos pits
Two minor reportable events occurred during the fourth quarter. At the Magino mine, an effluent grab sample slightly exceeded the daily limit for phosphorus, which has since been rectified. The other minor reportable event was at Young-Davidson, where minor seepage was identified at the toe of the dam and quickly contained within the tailings management facility with no impact to the surrounding environment.
The Company is committed to preserving the long-term health and viability of the natural environment that surrounds its operations and projects. This includes investing in new initiatives to reduce the Company's environmental footprint with the goal of minimizing the impacts of our activities.
Community
Ongoing donations, medical support and infrastructure investments were provided to local communities, including:
•Charitable donations to shelters, food banks and gift programs to coincide with the holiday season.
•A CAD$100,000 donation was made to the Lady Dunn Health Center Foundation in Wawa, Ontario to support the purchase of a new ultrasound machine
•Various sponsorships to support youth sports, mental health programs, and equipment upgrades for local library and elementary schools
•Continued to provide local community support for student scholarships, health care, community infrastructure and recreation activities
•In January 2025, the Company committed CAD$300,000 over three years to the Museum of Northern History in Kirkland Lake, Ontario, to reopen and continue operations
The Company believes that excellence in sustainability provides a net benefit to all stakeholders. The Company continues to engage with local communities to understand local challenges and priorities. Ongoing investments in local infrastructure, health care, education, cultural and community programs remain a focus of the Company.
6 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
Governance and Disclosure
•The Mulatos District was recognized with the Vite Picazo Award from the Sonora chapter of the Association of Mining Engineers, Metallurgists and Geologists of Mexico in recognition of its strong social and environmental practices
•Mulatos District was also the recipient of Empresa Socialmente Responsible award by the Mexican Center for Philanthropy for the 16th consecutive year
The Company maintains the highest standards of corporate governance to ensure that corporate decision-making reflects its values, including the Company’s commitment to sustainable development.

(1) Frequency rate is calculated as incidents per 200,000 hours worked.

7 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Outlook and Strategy

2025 Guidance
	Island Gold District	Young-Davidson	Mulatos	Lynn Lake	Total
Gold production (000's ounces)	275 - 300	175 - 190	130 - 140	—	580 - 630
Cost of sales, including amortization (in millions)(3)					$805
Cost of sales, including amortization ($ per ounce)(3)					$1,330
Total cash costs ($ per ounce)(1)	$725 - $775	$1,075 - $1,125	$925 -$975	—	$875- $925
All-in sustaining costs ($ per ounce)(1)					$1,250 - $1,300
Mine-site all-in sustaining costs ($ per ounce)(1)(2)	$1,100 - $1,150	$1,390 - $1,440	$1,025 - $1,075	—
Capital expenditures (in millions)
Sustaining capital(1)	$80 - $85	$55 - $60	$3 - $5	—	$138 - $150
Growth capital(1)	$270 - $300	$15 - $20	$37 - $40	$100-120	$422- $480
Total Sustaining and Growth Capital (1)	$350 - $385	$70 - $80	$40 - $45	$100-120	$560 - $630
Capitalized exploration(1)	$20	$9	$6	$4	$39
Total capital expenditures and capitalized exploration(1)	$370 - $405	$79 - $89	$46 - $51	$104-124	$599- $699
(1)Refer to the "Non-GAAP Measures and Additional GAAP" disclosure at the end of this press release and associated MD&A for a description of these measures.
(2)For the purposes of calculating mine-site all-in sustaining costs at individual mine sites, the Company does not include an allocation of corporate and administrative and share-based compensation expenses to the mine sites.
(3)Cost of sales includes mining and processing costs, royalties, and amortization expense, and is calculated based on the mid-point of total cash cost guidance.

The Company’s objective is to operate a sustainable business model that supports growing returns to all stakeholders over the long-term, through growing production, expanding margins, and increasing profitability. This includes a balanced approach to capital allocation focused on generating strong ongoing free cash flow while re-investing in high-return internal growth opportunities and supporting higher returns to shareholders.
2024 Year in Review
The Company delivered another record operational and financial performance in 2024. Full year production was in-line with guidance and increased 7% from 2023 to a record 567,000 ounces, reflecting the acquisition of the Magino mine in July, and strong ongoing performances from Island Gold and the Mulatos District. Through record production, sales, and gold prices, 2024 revenues increased 32% from 2023 to a record $1.3 billion. Full year costs were also in-line with guidance contributing to strong margin expansion. Through growing production and increasing margins, the Company generated record free cash flow of $272.3 million while continuing to fund its high-return growth initiatives including the Phase 3+ Expansion at Island Gold, and a record exploration program.
The Mulatos District had another strong year with production exceeding increased guidance, and the operation generating record mine-site free cash flow of $239.9 million in 2024. Young-Davidson also generated a record $140.9 million in mine-site free cash flow, marking the fourth consecutive year free cash flow has exceeded $100 million. Island Gold had another solid year on multiple fronts with production at the top end of guidance, significant progress made on the Phase 3+ Expansion, and ongoing exploration success driving another year of substantial growth in Mineral Reserves and Resources. With the strong operational performance, this significant investment in growth was all self-financed by Island Gold.
The integration of the Magino and Island Gold operations continues to advance providing significant synergies. Immediate capital savings have already been realized, with the previously planned mill and tailings expansions at Island Gold no longer required. The utilization of the larger and more efficient Magino mill to process Island Gold ore is expected to drive operating cost synergies starting in 2025 with further improvements in 2026 upon completion of the Phase 3+ Expansion. The Magino mill is expected to ramp up to 11,200 tpd by the end of the first quarter of 2025 after which it will begin processing ore from Island Gold at significantly lower processing costs.
8 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
The acquisition has also de-risked the Phase 3+ Expansion and unlocked longer term upside potential across the Island Gold District. The shaft sink has advanced to a depth of 1,000 metres as of mid-February and is expected to reach the ultimate planned depth of 1,373 metres in the third quarter. The expansion remains on track to be completed in the first half of 2026, which will be a significant driver of further free cash flow growth over the longer-term through increasing production and declining costs.

The Company continues to advance its other high-return internal growth opportunities, including PDA and Lynn Lake. As outlined in the September 2024 development plan, PDA is an attractive, low-cost, high-return underground project with an estimated after-tax IRR of 46% at a conservative gold price of $1,950 per ounce, increasing to 73% at $2,500 per ounce. Based on its existing Mineral Reserves at year-end 2024, PDA is expected to more than triple the Mulatos District mine life to at least 2036, with excellent exploration upside. In January 2025, an amendment to the existing MIA was received allowing for the start of construction. Development activities are expected to ramp up in the second half of the year with initial production expected mid-2027.
Detailed engineering on the Lynn Lake project continued through 2024 in advance of the construction decision made in January 2025. With the Closure Plan filed, and all key permits needed to start development of the project approved, construction activities are expected to ramp up starting in the first quarter of 2025 putting first gold production on track for the first half of 2028.
Additionally, a positive internal study on the Burnt Timber and Linkwood satellite deposits was completed in February 2025 outlining a low capital intensity, high-return project that will leverage existing infrastructure from the Lynn Lake project. As satellite deposits to the Lynn Lake project, the incorporation of Burnt Timber and Linkwood is expected to extend the combined mine life, and increase longer term production rates at a low all in cost, enhancing already attractive economics.
Global Mineral Reserves and Resources continue to grow supporting this strong portfolio of growth assets. Mineral Reserves increased 31% in 2024 to 14.0 million ounces (298 mt grading 1.45 g/t Au), reflecting the addition of Magino, an initial Reserve at Burnt Timber and Linkwood, and tremendous ongoing exploration success at Island Gold. This marks the sixth consecutive year of growth in Mineral Reserves for a cumulative increase of 44% over that time frame.
Island Gold continues to be a significant driver of growth with its combined Mineral Reserve and Resources increasing 9% to 6.7 million ounces at substantially higher grades. This included a 32% increase in Mineral Reserves to 2.3 million ounces with grades increasing 11% to 11.40 g/t Au. Inferred Mineral Resources also increased 2% to 3.8 million ounces, with additions more than replacing the conversion to Mineral Reserves, while grades increased an impressive 13% to 16.52 g/t Au. Island Gold continues to establish itself as one of the highest-grade and fastest growing deposits in the world.
This growth will be incorporated into the Island Gold District Life of Mine plan to be released mid-2025 and an Expansion Study expected to be released in the fourth quarter. The growing deposit and significant increase in grades are expected to support higher average annual gold production over the longer term.
2025 Outlook
The Company provided three-year production and operating guidance in January 2025, which outlined growing production at declining costs over the next three years. Refer to the Company’s January 13, 2025 guidance press release for a summary of the key assumptions and related risks associated with the comprehensive 2025 guidance and three-year production, cost and capital outlook.
On February 1, 2025, the United States introduced tariffs on imports from countries including Canada and Mexico. In response, the Canadian and Mexican governments announced retaliatory tariffs on imports from the United States. Subsequently, all three countries postponed their previously announced tariffs for 30 days. The Company does not expect its revenue structure will be impacted by the tariffs as its gold production is refined in Canada or Europe. While there is uncertainty as to whether the tariffs or retaliatory tariffs will be implemented, and the
9 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
quantum of such tariffs, the Company’s cost structure predominantly relates to input costs which are not expected to be directly affected by the tariffs, including labour and contractors. The Company will continue to monitor developments and may take steps to limit the impact of any tariffs as may be appropriate in the circumstances. The Company's cost and capital guidance released in January 2025 does not factor any potential impact from such tariffs.
Gold production in 2025 is expected to range between 580,000 and 630,000 ounces, a 7% increase from 2024 (based on the mid-point) driven by the ramp up of production at Island Gold, and a full year of operation at Magino. First quarter production is expected to be between 125,000 and 140,000 ounces at costs consistent with the top end of guidance for the first half of the year. Production is expected to increase and costs decrease into the second quarter, with a more significant improvement expected in the second half of the year.
Total cash costs and AISC are expected to decrease slightly in 2025 compared with 2024, with costs higher in the first half of the year and decreasing in the second half of the year. AISC are expected to decrease approximately 15% in the second half of 2025, relative to the first half of the year, driven by higher grades and mining rates at Island Gold, higher grades at La Yaqui Grande, as well as a lower contribution from residual leaching from Mulatos. Production from residual leaching carries higher reported costs though is very profitable from a cash flow perspective, with the majority of these costs previously incurred and recorded in inventory.
By 2027, production is expected to increase 24% to a range of 680,000 to 730,000 ounces, and AISC to decrease 8%, relative to 2024, driven by low-cost growth from Island Gold following the completion of the Phase 3+ Expansion. A further increase in production and decrease in costs is expected into 2028 with the startup of production from Lynn Lake. With average annual production of 176,000 ounces over its first 10 years at first quartile mine-site AISC, Lynn Lake is expected to increase consolidated production to approximately 900,000 ounces per year.
Capital spending is expected to increase in 2025 reflecting the inclusion of development capital for Lynn Lake and PDA, with the start of construction on both projects in 2025, as well as the final full year of capital on the Phase 3+ Expansion. Capital spending is expected to increase modestly into 2026 with the lower capital at the Island Gold District offset by the ramp up in spending on Lynn Lake and PDA. In 2027, capital spending is expected to decrease 27% relative to 2026 driven by significantly lower capital at the Island Gold District, and the completion of construction of PDA. A further decrease in capital is expected in 2028 with the completion of construction of Lynn Lake.
The global exploration budget for 2025 is $72 million, a 16% increase from $62 million spent in 2024, and the largest in the Company's history reflecting broad based exploration success across its assets. This includes expanded exploration programs at the Island Gold District and Qiqavik, as well as significant ongoing programs at Young-Davidson and the Mulatos District.
Given the strong ongoing profitability of the Mulatos District operation, the Company expects to pay between $70 and $80 million in cash tax payments in Mexico in 2025, which includes the 2024 year-end tax payment due in the first quarter of 2025 of approximately $45 million. Additionally, as previously guided, the Company's cash flow during 2025 will be impacted by the planned delivery of 49,384 ounces into the gold prepayment facility. The ounces will be delivered monthly in 2025 (approximately 4,115 ounces per month) and recorded as revenue based on the prepay price of $2,524 per ounce. There will be no cash flow associated with the sale of these ounces in 2025, with proceeds already received in 2024.
The Company remains well positioned to fund its high-return growth projects internally with strong ongoing free cash flow, $327.2 million of cash and cash equivalents at the end of 2024, and approximately $827.2 million of total liquidity. Cash and cash equivalents increased by 12% from the third quarter driven by continued free cash flow generation. At current gold prices, the Company expects to continue generating positive free cash flow while funding its growth projects, with a significant increase in free cash flow expected following the completion of the Phase 3+ Expansion in 2026, PDA in 2027, and Lynn Lake in 2028.

10 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Fourth Quarter and Year-End 2024 results
Young-Davidson Financial and Operational Review

	Three Months Ended December 31,		Years Ended December 31,
	2024	2023	2024	2023
Gold production (ounces)	45,700	49,800	174,000	185,100
Gold sales (ounces)	45,441	48,052	173,274	182,796
Financial Review (in millions)
Operating Revenues	$120.5	$94.8	$415.3	$355.3
Cost of sales (1)	$65.9	$64.6	$261.9	$248.2
Earnings from operations	$53.7	$29.8	$207.5	$104.2
Cash provided by operating activities	$71.6	$59.0	$227.0	$184.8
Capital expenditures (sustaining) (2)	$10.6	$13.9	$45.7	$49.0
Capital expenditures (growth) (2)	$8.7	$8.8	$34.5	$13.1
Capital expenditures (capitalized exploration) (2)	$2.0	$1.3	$5.9	$5.1
Mine-site free cash flow (2)	$50.3	$35.0	$140.9	$117.6
Cost of sales, including amortization per ounce of gold sold (1)	$1,450	$1,344	$1,511	$1,358
Total cash costs per ounce of gold sold (2)	$955	$920	$1,047	$938
Mine-site all-in sustaining costs per ounce of gold sold (2),(3)	$1,191	$1,211	$1,314	$1,208
Underground Operations
Tonnes of ore mined	738,717	687,738	2,786,639	2,878,155
Tonnes of ore mined per day	8,030	7,475	7,614	7,885
Average grade of gold (4)	2.10	2.39	2.08	2.20
Metres developed	1,953	2,045	8,274	9,085
Mill Operations
Tonnes of ore processed	746,709	724,670	2,806,192	2,878,047
Tonnes of ore processed per day	8,116	7,877	7,667	7,885
Average grade of gold (4)	2.10	2.38	2.08	2.20
Contained ounces milled	50,325	55,412	187,321	203,791
Average recovery rate	91%	91%	91%	90%
(1)Cost of sales includes mining and processing costs, royalties and amortization.
(2)Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures.
(3)For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.
(4)Grams per tonne of gold ("g/t Au").
Operational review
Young-Davidson produced 45,700 ounces of gold in the fourth quarter, 8% lower than the prior year period with lower grades mined partially offset by stronger mining rates. Production for the full year totaled 174,000 ounces, slightly below guidance and the prior year, due to lower tonnes and grades mined.
Mining rates averaged 8,030 tonnes per day ("tpd") in the fourth quarter, in-line with guidance and a 7% increase compared to the prior year period. Mining rates averaged 7,614 tpd for the full year, reflecting temporary lower scoop availability earlier in the year.
Milling rates averaged 8,116 tpd in the fourth quarter, 3% higher than the prior year period. For the full year, milling rates averaged 7,667 tpd, 3% lower than the prior year. Milling rates for both the fourth quarter and full year were consistent with mining rates. For the fourth quarter, milled grades averaged 2.10 g/t Au, up slightly from the third quarter. Mill recoveries averaged 91% for the fourth quarter and full year, in-line with annual guidance.
Financial Review
11 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
Revenues increased to $120.5 million in the fourth quarter, 27% higher than the prior year period, driven by higher realized gold prices, partially offset by lower ounces sold. Similarly, revenues for the full year of $415.3 million were 17% higher than the prior year with higher realized gold prices partially offset by lower ounces sold.
Cost of sales were $65.9 million in the fourth quarter, marginally higher than the prior year period. Cost of sales were $261.9 million for the full year, a 6% increase compared to the prior year, primarily driven by labour inflation.
Total cash costs were $955 per ounce in the fourth quarter, a 4% increase compared to the prior year period. Total cash costs were $1,047 per ounce for the full year, higher than the prior year as a result of inflation, but in-line with annual guidance.
Mine-site AISC were $1,191 per ounce for the fourth quarter, a 2% decrease compared to the prior year period due to timing of sustaining capital expenditures. Mine-site AISC averaged $1,314 per ounce for the full year, above the prior year and annual guidance reflecting higher sustaining capital per ounce.
Capital expenditures in the fourth quarter totaled $21.3 million, including $10.6 million of sustaining capital and $8.7 million of growth capital. Additionally, $2.0 million was invested in capitalized exploration during the quarter. Capital expenditures, inclusive of capitalized exploration, totaled $86.1 million for the full year.
Young-Davidson generated record mine-site free cash flow of $50.3 million in the fourth quarter, and a record $140.9 million for 2024. This marked the fourth consecutive year the operation has generated more than $100 million of mine-site free cash flow. With a 14-year Mineral Reserve life, Young-Davidson is well positioned to generate similar levels of free cash flow over the long-term.

12 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Island Gold Financial and Operational Review

	Three Months Ended December 31,		Years Ended December 31,
	2024	2023	2024	2023
Gold production (ounces)	39,400	31,600	155,000	131,400
Gold sales (ounces)	39,595	30,464	152,170	127,629
Financial Review (in millions)
Operating Revenues	$103.9	$60.0	$363.1	$247.8
Cost of sales (1)	$34.7	$33.8	$132.2	$123.6
Earnings from operations	$68.2	$25.3	$225.9	$120.5
Cash provided by operating activities	$81.8	$39.9	$269.2	$164.9
Capital expenditures (sustaining) (2)	$7.7	$10.9	$41.1	$43.9
Capital expenditures (growth) (2)	$74.3	$59.7	$203.5	$178.1
Capital expenditures (capitalized exploration) (2)	$1.7	$3.3	$12.4	$11.1
Mine-site free cash flow (2)	($1.9)	($34.0)	$12.2	($68.2)
Cost of sales, including amortization per ounce of gold sold (1)	$876	$1,110	$869	$968
Total cash costs per ounce of gold sold (2)	$594	$775	$592	$669
Mine-site all-in sustaining costs per ounce of gold sold (2),(3)	$791	$1,136	$865	$1,017
Underground Operations
Tonnes of ore mined	112,980	114,895	396,686	437,541
Tonnes of ore mined per day	1,228	1,249	1,084	1,199
Average grade of gold (4)	11.05	8.96	12.39	9.43
Metres developed	1,914	1,730	6,626	8,031
Mill Operations
Tonnes of ore processed	110,096	116,440	392,460	439,008
Tonnes of ore processed per day	1,197	1,266	1,072	1,203
Average grade of gold (4)	11.19	8.76	12.47	9.48
Contained ounces milled	39,614	32,797	157,379	133,826
Average recovery rate	98%	98%	98%	97%
(1)Cost of sales includes mining and processing costs, royalties, and amortization.
(2)Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures.
(3)For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.
(4)Grams per tonne of gold ("g/t Au").

Operational review
Island Gold produced 39,400 ounces in the fourth quarter of 2024, a 25% increase from the prior year period, driven by an increase in grades processed. For the full year, Island Gold produced a record 155,000 ounces, an 18% increase compared to the prior year and at the top-end of annual guidance.
Underground mining rates averaged 1,228 tpd in the fourth quarter, in-line with guidance. Full year mining rates averaged 1,084 tpd, below annual guidance reflecting scheduled downtime in July to upgrade the underground ventilation infrastructure, as well as a focus on maximizing the extraction of significantly higher-grade ore from within the 1025 mining horizon in the first half of the year. The upgrade to the ventilation infrastructure was successfully completed as part of the Phase 3+ Expansion project and will support increased development rates in the near term and higher underground mining rates over the longer term, following the completion of the expansion.
Grades mined averaged 11.05 g/t Au in the fourth quarter, 23% higher than in the prior year period. Grades mined averaged 12.47 g/t Au for the full year, 32% higher than in the prior year and consistent with the upper end of annual guidance.
13 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
Mill throughput averaged 1,197 tpd for the fourth quarter and 1,072 tpd for the full year, consistent with mining rates. Mill recoveries averaged 98% for the full year, above guidance and reflecting the higher grades processed in the quarter and for the year. Mill recoveries are expected to return to within the guided range of 96-97% in 2025.
As previously disclosed, the Island Gold mill is expected to be shut down at the end of the first quarter of 2025, following which ore from Island Gold will be trucked and processed through the larger and more cost-effective Magino mill.
Financial Review
Revenue of $103.9 million in the fourth quarter were 73% higher than the prior year period, driven by higher realized gold price and an increase in ounces sold. Similarly, revenues of $363.1 million for the full year were 47% higher than the prior year.
Cost of sales of $34.7 million in the fourth quarter and $132.2 million for the full year were 3% and 7% higher than the prior year periods, respectively, due to the increase in ounces sold. On a per ounce basis, cost of sales were 21% and 10% lower in the fourth quarter and the full year, respectively, as compared to the prior year periods due to the higher grades processed.
Total cash costs were $594 per ounce in the fourth quarter, and $592 per ounce for the full year, both lower than the prior year periods and consistent with guidance. Mine-site AISC of $791 per ounce for the fourth quarter and $865 per ounce for the full year, were lower than annual guidance, driven by higher grades processed and lower sustaining capital expenditures.
Total capital expenditures were $83.7 million in the fourth quarter, including $74.3 million of growth capital and $1.7 million of capitalized exploration. Growth capital spending remained primarily focused on the Phase 3+ Expansion shaft site infrastructure, paste plant, and shaft sinking, which advanced to a depth of 882 m by the end of the year, and is scheduled to be completed in the third quarter of 2025. Additionally, detailed engineering continued to advance on the expansion of the Magino mill to 12,400 tpd. The expansion of the Magino mill is expected to be completed by mid-2026 to coincide with the completion of the Phase 3+ Expansion at Island Gold. Capital expenditures, inclusive of capitalized exploration, totaled $257.0 million for the full year, in-line with guidance.
Mine-site free cash flow was negative $1.9 million for the fourth quarter and positive $12.4 million for the full year net of the significant capital investment related to the Phase 3+ Expansion, as well as a robust exploration program. At current gold prices, Island Gold is expected to continue self funding the Phase 3+ Expansion capital. The operation is expected to generate significant free cash flow from 2026 onward with the completion of the expansion.
14 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
Magino Mine Financial and Operational Review
The results for Magino are for Alamos’ ownership period from July 12, 2024 to December 31, 2024.

	Three months ended December 31,	July 12 - December 31,
	2024	2024
Gold production (ounces)	16,200	33,000
Gold sales (ounces)	16,505	31,271
Financial Review (in millions)
Operating Revenues	$44.2	$81.2
Cost of sales (1)	$35.4	$73.9
Earnings from operations	$8.4	$6.6
Cash provided (used) by operating activities	$1.4	($12.2)
Capital expenditures (sustaining) (2)	$10.4	$18.9
Lease payments (sustaining) (2),(5)	$5.2	$10.6
Capital expenditures (growth) (2)	$6.9	$6.9
Capital expenditures (capitalized exploration) (2)	$2.2	$2.2
Mine-site free cash flow (2),(5)	($18.1)	($40.2)
Cost of sales, including amortization per ounce of gold sold (1)	$2,145	$2,363
Total cash costs per ounce of gold sold (2)	$1,672	$1,836
Mine-site all-in sustaining costs per ounce of gold sold (2),(3)	$2,666	$2,824
Open Pit Operations
Tonnes of ore mined - open pit (4)	1,020,260	1,838,496
Tonnes of ore mined per day	11,090	10,689
Total waste mined - open pit (4)	3,877,170	6,759,562
Total tonnes mined - open pit	4,897,430	8,598,059
Waste-to-ore ratio	3.96	4.18
Average grade of gold (4)	0.73	0.81
Mill Operations
Tonnes of ore processed	615,076	1,165,551
Tonnes of ore processed per day	6,686	6,776
Average grade of gold processed (4)	0.89	0.91
Contained ounces milled	17,571	33,941
Average recovery rate	94%	95%
(1)Cost of sales includes mining and processing costs, royalties, and amortization.
(2)Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures.
(3)For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share-based compensation expenses.
(4)Grams per tonne of gold ("g/t Au").
(5)Mine-site free cash flow does not include lease payments which are classified as cash flows from financing activities on the consolidated financial statements.
Operational Review (the fourth quarter and Alamos’ ownership period from July 12, 2024 to December 31, 2024)
Magino produced 16,200 ounces of gold in the fourth quarter and 33,000 ounces of gold during Alamos' ownership period starting July 12, 2024.
Mining rates averaged 53,233 tpd during the fourth quarter, up from 46,258 tpd during the period of ownership in the third quarter. This included 11,090 tpd of ore in the fourth quarter up from 10,228 tpd during the third quarter. With a number of mill optimization initiatives implemented during the second half of 2024, mining activities were focused on stripping activities while continuing to stockpile lower grade ore for future processing.
Mill throughput averaged 6,686 tpd in the fourth quarter down slightly from the third quarter and lower than planned, primarily due to longer than expected downtime to replace the primary crusher. A number of optimization initiatives were implemented within the Magino mill which required downtime during the second half of 2024. This included
15 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
replacing the secondary crusher during the third quarter, with additional downtime in the fourth quarter to replace the primary crusher.
These improvements were completed by the end of 2024 and will support higher throughput rates going forward. Mill throughput is expected to increase to approximately 11,200 tpd by the end of the first quarter of 2025, at which point the Island Gold mill will be shut down and ore from Island Gold will be trucked and processed through the larger and more cost-effective Magino mill.
Grades processed during the fourth quarter and Alamos' period of ownership in 2024 were 0.89 g/t Au and 0.91 g/t Au, respectively. Recoveries for the period of ownership were 95%, above expectations reflecting the strong performance of the gravity circuit.
Financial Review (for Alamos’ ownership period from July 12, 2024 to December 31, 2024)
Revenues were $44.2 million for the fourth quarter and $81.2 million for the period of Alamos' ownership during the second half of the year, with cost of sales of $35.4 million and $73.9 million for the same respective periods. Total cash costs were $1,672 per ounce in the fourth quarter and impacted by lower gold production due to the crushing circuit downtime to replace the primary crusher. Mine-site AISC for the fourth quarter were $2,666 per ounce, an 11% decrease from Alamos' ownership in the third quarter.
Total capital expenditures, excluding lease payments, were $19.5 million in the fourth quarter and $28.0 million for the period of Alamos' ownership in the second half of the year, in-line with guidance. Capital spending primarily included capitalized stripping costs, and mobile and fixed plant equipment.
The operation was negative $18.1 million of mine-site free cash flow in the fourth quarter, and negative $40.2 million of mine-site free cash flow during the period of Alamos' ownership, driven primarily by changes in working capital and mill downtime for the crusher replacements which impacted gold production. The Company expects an improvement to the profitability of the operation in 2025 reflecting higher production and lower costs.

16 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Mulatos District Financial and Operational Review

	Three Months Ended December 31,		Years Ended December 31,
	2024	2023	2024	2023
Gold production (ounces)	38,900	48,100	205,000	212,800
Gold sales (ounces)	39,717	50,489	203,519	215,833
Financial Review (in millions)
Operating Revenues	$107.2	$99.8	$487.3	$420.2
Cost of sales (1)	$64.9	$68.3	$283.1	$265.9
Earnings from operations	$39.9	$31.0	$191.1	$144.4
Cash provided by operating activities	$58.7	$35.8	$260.0	$172.5
Capital expenditures (sustaining) (2)	$1.3	$1.8	$4.4	$11.3
Capital expenditures (growth) (2)	$2.4	$1.1	$8.2	$7.3
Capital expenditures (capitalized exploration) (2)	$1.6	$5.5	$7.5	$11.8
Mine-site free cash flow (2)	$53.4	$27.4	$239.9	$142.1
Cost of sales, including amortization per ounce of gold sold (1)	$1,634	$1,353	$1,391	$1,232
Total cash costs per ounce of gold sold (2)	$1,113	$957	$935	$883
Mine site all-in sustaining costs per ounce of gold sold (2),(3)	$1,198	$1,030	$1,001	$967
La Yaqui Grande Mine
Open Pit Operations
Tonnes of ore mined - open pit (4)	965,182	920,058	3,951,240	3,867,172
Total waste mined - open pit (6)	4,188,162	4,918,849	16,185,032	22,069,019
Total tonnes mined - open pit	5,153,345	5,838,907	20,136,272	25,936,191
Waste-to-ore ratio (operating)	4.34	4.97	4.10	4.99
Crushing and Heap Leach Operations
Tonnes of ore stacked	991,160	954,127	3,960,225	3,936,145
Average grade of gold processed (5)	0.93	1.64	1.27	1.55
Contained ounces stacked	29,484	50,422	161,205	196,619
Average recovery rate	98%	67%	98%	78%
Ore crushed per day (tonnes)	10,800	10,400	10,800	10,800
Mulatos Mine
Open Pit Operations
Tonnes of ore mined - open pit (4)	—	—	—	2,250,380
Total waste mined - open pit (6)	—	—	—	1,309,034
Total tonnes mined - open pit	—	—	—	3,559,415
Waste-to-ore ratio (operating)	—	—	—	0.58
Crushing and Heap Leach Operations
Tonnes of ore stacked	—	758,627	—	4,488,365
Average grade of gold processed (5)	—	2.17	—	1.34
Contained ounces stacked	—	52,924	—	193,299
Average recovery rate	—	27%	—	31%
Ore crushed per day (tonnes)	—	8,200	—	12,300
(1)Cost of sales includes mining and processing costs, royalties, and amortization expense.
(2)Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures.
(3)For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.
(4)Includes ore stockpiled during the quarter.
(5)Grams per tonne of gold ("g/t Au").
(6)Total waste mined includes operating waste and capitalized stripping.

17 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
Mulatos District Operational Review
The Mulatos District produced 38,900 ounces in the fourth quarter, 19% lower than the prior year period due to planned lower grades processed at La Yaqui Grande. Production for the full year totaled 205,000 ounces, exceeding the top end of the revised annual guidance by 5%, reflecting the strong ongoing performance from La Yaqui Grande.
La Yaqui Grande produced 28,900 ounces in the fourth quarter and 158,600 ounces for the full year, exceeding expectations, reflecting higher stacking and recovery rates. Grades stacked averaged 0.93 g/t Au for the fourth quarter, in-line with expectations. Grades stacked over the full year averaged 1.27 g/t Au, consistent with guidance. Stacking rates of 10,800 tpd in both the fourth quarter and full year were above annual guidance of 10,000 tpd. The recovery rate of 98% in the fourth quarter and for the full year was above full year guidance reflecting the timing of ounces stacked relative to their recovery. Recoveries are expected to normalize in 2025 to between 70% and 90%.
Mulatos commenced residual leaching in December 2023 and produced 10,000 ounces in the fourth quarter and 46,400 ounces for the full year, in-line with expectations.
Mulatos District Financial Review
Revenues of $107.2 million in the fourth quarter and $487.3 million for the full year were 7% and 16%, respectively, higher than the comparative periods, reflecting higher realized gold prices, partially offset by lower ounces sold.
Cost of sales decreased to $64.9 million in the fourth quarter, 5% lower than the prior year period, driven by the weaker Mexican peso and lower ounces sold. Cost of sales were $283.1 million for the full year, a 6% increase compared to the prior year due to inflationary pressures, partially offset by lower ounces sold.
Total cash costs of $1,113 per ounce and mine-site AISC of $1,198 per ounce in the fourth quarter were higher than the prior year period, primarily driven by inflation and lower grades stacked at La Yaqui Grande. Full year total cash costs of $935 per ounce and mine-site AISC of $1,001 per ounce were at the low end of guidance, and slightly higher than the prior year due to lower grades stacked.
Capital expenditures totaled $5.3 million in the fourth quarter, including $1.3 million of sustaining capital and $1.6 million of capitalized exploration. For the full year, capital spending totaled $20.1 million, including $4.4 million of sustaining capital and $7.5 million of capitalized exploration. Growth capital spending of $8.2 million for the full year was focused on the completion of the water treatment plant construction at La Yaqui Grande, as well as completion of the hydro electric line connecting the Mulatos District to the national grid at the end of November. This eliminates the need for on-site diesel generated power, greatly reducing GHG emissions, and provides a significant energy cost savings moving forward which has been factored into 2025 guidance.
The Mulatos District generated mine-site free cash flow of $53.4 million for the fourth quarter and a record $239.9 million for the full year, 95% and 69% higher than the prior year periods, respectively. The strong free cash flow generation was net of $7.4 million of cash tax payments in the fourth quarter and $82.2 million in the year. Given the strong profitability of the operation in 2024, the Company expects to make significant cash tax payments in Mexico in 2025, similar to 2024. This includes the 2024 year end tax payment due in the first quarter, which is expected to be approximately $45 million.

18 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
Fourth Quarter 2024 Development Activities
Island Gold (Ontario, Canada)
Phase 3+ Expansion
In 2022, the Company released the Phase 3+ Expansion Study (“P3+ Study”) conducted on its Island Gold mine. The Phase 3+ Expansion to 2,400 tpd from the current rate of 1,200 tpd will involve various infrastructure investments. These include the installation of a shaft, paste plant, as well as accelerated development to support the higher mining rates. Following the completion of the expansion in 2026, the operation will transition from trucking ore and waste up the ramp to skipping ore and waste to surface through the new shaft infrastructure, driving production higher and costs significantly lower.
On September 4, 2024, the Company announced an update to the initial capital estimate for the Phase 3+ Expansion, reflecting inflation and scope changes since the P3+ Study was completed in the first half of 2022, as well as synergies from the acquisition of Magino. Initial capital for the Phase 3+ Expansion was increased by approximately $40 million to $796 million, a 5% increase from the initial capital estimate provided in the first half of 2022. As of December 31, 2024, 72% of the total initial capital has been spent and committed on the project.
The increase was driven by ongoing inflationary pressures since 2022, and scope changes to the project, partially offset by synergies from the Magino acquisition, and the weaker Canadian dollar. The key changes within the updated capital estimate are as follows:
•Magino mill expansion: $40 million increase for the expansion of the Magino mill to 12,400 tpd by 2026
•Inflation: $90 million increase in capital driven by more than two years of labour and material inflation representing a 12% increase on the total capital spend between 2022 and 2026. Since the P3+ Study was completed in the first half of 2022, company-wide inflation has averaged 5% per year
•Scope changes: $30 million increase reflecting the following changes to the project:
◦Relocation of crushing facility from surface to underground. This will further optimize the flow of ore handling from the underground to the mill, and reduce required maintenance of the hoisting plant
◦Construction of a larger and modern administrative building at the shaft site
◦Construction of a new haul road from the underground portal at Island Gold to the Magino mill, allowing ore to be transported to the larger Magino mill for processing in 2025
•Synergies: $90 million decrease in capital with the mill expansion at Island Gold no longer required
•Weaker Canadian dollar: $30 million decrease in capital based on updated USD/CAD assumption of $0.75:1. The initial capital estimate prepared in 2022 was based on a USD/CAD exchange rate of $0.78:1
During the fourth quarter of 2024, the Company spent $74.3 million on the Phase 3+ Expansion and capital development. Progress on the Phase 3+ Expansion during the fourth quarter is summarized as follows:
•Shaft sinking advanced to a depth of 882 m by the end of the fourth quarter
•Magino mill expansion detailed engineering 20% complete and expected to be completed by end of 2025
•Bin house steel installation completed and cladding in progress
•Completed foundation, steel erection, roof and cladding for water handling facility
•Paste plant detailed engineering and earthworks completed; foundations more than 85% complete
•Continued construction of the haul road from Island Gold to the Magino mill with completion expected in Q1 2025
•Advanced lateral development to support higher mining rates with the Phase 3+ Expansion
19 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
The Phase 3+ Expansion remains on schedule to be completed in the first half of 2026.

(in US$M) Growth capital (including indirects and contingency)	P3+ Estimate Sep 2024[1]	Spent to date[1,2]	Committed to date[1]	% of Spent & Committed
Shaft & Shaft Surface Complex	297	217	35	85%
Mill Expansion (including Magino mill) [4]	54	25	27	96%
Paste Plant	55	18	13	56%
Power Upgrade	35	18	7	71%
Effluent Treatment Plant	19	—	—	—%
General Indirect Costs	80	54	6	75%
Contingency[3]	18	—	—	—
Total Growth Capital	$558	$332	$88	75%

Underground Equipment, Infrastructure & Accelerated Development	238	154	—	65%
Total Growth Capital (including Accelerated Spend)	$796	$486	$88	72%
1.Phase 3+ 2400 Study is as of January 2022. A capital estimate update was released in September 2024 following completion of the acquisition of the Magino mine and the capital estimates disclosed reflect those updated capital estimates, based on USD/CAD exchange $0.75:1. Spent to date based on average USD/CAD of $0.74:1 since the start of 2022. Committed to date based on the spot USD/CAD rate as at December 31, 2024 of $0.70:1.
2.Amount spent to date accounted for on an accrual basis, including working capital movements.
3.Contingency has been allocated to the various areas.
4.No further capital is expected to be incurred on the Island Gold mill expansion with the acquisition of Argonaut.

Island Gold shaft site area - January 2025

20 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Island Gold paste plant - January 2025
Lynn Lake (Manitoba, Canada)
On January 13, 2025, the Company announced a positive construction decision on the Lynn Lake project. With the approval of the Closure Plan in January 2025, the required permitting and pre-construction conditions have been met allowing for the start of construction on the Lynn Lake project. Construction activities will begin ramping up during the first quarter of 2025 with initial production expected during the first half of 2028.
With average annual production of 176,000 ounces over its first ten years at first quartile mine-site AISC, Lynn Lake is expected to increase consolidated production to approximately 900,000 ounces per year. Growth capital spending at Lynn Lake is expected to be between $100 million and $120 million in 2025 and will be focused on access road upgrades, camp construction, bulk earthworks, and orders for long lead-time items.
Construction activities and capital spending are expected to increase in 2026 and 2027 with first gold production expected in the first half of 2028. Total initial capital for Lynn Lake was estimated to be $632 million in the 2023 Study, based on input costs as of the fourth quarter of 2022. Given ongoing industry-wide labour and materials inflation, which has averaged close to 5% per year since the end of 2022, initial capital is expected to increase by approximately 10%.
Highlights of the 2023 Study include:
•average annual gold production of 207,000 ounces over the first five years and 176,000 ounces over the initial 10 years
•low-cost profile: average mine-site all-in sustaining costs of $699 per ounce over the first 10-years and $814 per ounce over the life of mine
•17-year mine life, with life of mine production of 2.2 million ounces
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•After-tax NPV (5%) of $428 million (base case gold price assumption of $1,675 per ounce and USD/CAD foreign exchange rate of $0.75:1); after-tax IRR of 17%
•After-tax NPV (5%) of $670 million, and an after-tax IRR of 22%, at gold prices of approximately $1,950 per ounce
•Payback of less than three years at $1,950 per ounce
Development spending (excluding exploration) was $7.8 million in the fourth quarter of 2024, primarily on detailed engineering and long lead time items. For the full year, development spending (excluding exploration) was $19.7 million.
Burnt Timber and Linkwood
On February 13, 2025, the Company reported positive results of an internal economic study completed on its Burnt Timber and Linkwood satellite deposits located in proximity to the Lynn Lake project in Manitoba, Canada.
In August 2023, the 2023 Study was released on the Lynn Lake project outlining a long-life, low-cost project in Canada with attractive economics. The 2023 Study was based only on the Gordon and MacLellan deposits which are to be mined over the first 11 years, with the processing of lower-grade stockpiled ore for the remainder of the 17-year mine life. The Burnt Timber and Linkwood deposits are expected to provide a source of additional mill feed to the Lynn Lake project starting in year 12, deferring the lower grade stockpiles until later in the mine plan. This is expected to extend the mine life of the combined Lynn Lake project to 27 years, increase longer term production rates, and enhance its economics as a low-capital, high-return satellite project.
Highlights of the Burnt Timber and Linkwood Study include:
•Average annual gold production of 83,000 ounces over a 10 year mine life
•Higher margin production: total cash costs of $1,140 per ounce and mine-site all-in sustaining costs of $1,164 per ounce, providing lower costs and higher margins than stockpiles from Lynn Lake
•Low initial capital of $67 million with mining equipment and planned processing infrastructure at Lynn Lake to be utilized. Life of mine capital, including sustaining capital and reclamation, is expected to total $88 million
•Low initial capital intensity of $77 per ounce produced, or $101 per ounce based on total life of mine capital including sustaining capital and reclamation
•Low total all-in cost of $1,241 per ounce, including life of mine capital
•Lower execution risk with key infrastructure from the Lynn Lake project to be utilized
•High-return project with additional upside potential: After-tax IRR of 54% and after-tax NPV (5%) of $177 million (base case gold price assumption of $2,200 per ounce, and CAD/USD foreign exchange rate of $0.75:1, discounted to 2025); after-tax NPV (5%) of $317 million discounted to the start of construction
•After-tax IRR of 83% and after-tax NPV (5%) of $292 million at closer to spot prices of approximately $2,800 per ounce of gold, and CAD/USD foreign exchange rate of $0.70:1; after-tax NPV (5%) of $524 million discounted to the start of construction
•Payback of less than one year at the base case gold price of $2,200 per ounce
Highlights of the combined Lynn Lake, Burnt Timber and Linkwood projects:
•40% increase in combined Mineral Reserves to 3.3 million ounces of gold, including:
oInitial Mineral Reserve of 940,000 ounces of gold at Burnt Timber and Linkwood (31 mt) grading 0.95 g/t Au
oLynn Lake Mineral Reserve of 2.4 million ounces (49 mt grading 1.50 g/t Au) as of the end of 2024
o40% increase in combined life of mine production to 3.1 million ounces
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•Longer mine life, with higher longer-term average production rate
oLynn Lake mine life extended to 27 years, from 17 years in the 2023 Study
oAverage annual production of 176,000 ounces over the initial 10 years, unchanged from 2023 Study
oHigher average annual production of 85,000 ounces years 12 to 17, up 60% from 53,000 ounces in the 2023 Study
•Significant near-mine and regional exploration upside
•Burnt Timber and Linkwood deposits remain open to the west and at depth with the 2025 drill program focused on expanding mineralization beyond existing Mineral Reserves
•Multiple regional targets across most of the east-west trending Lynn Lake Greenstone Belt, of which Alamos has a total of 58,000 hectares of mineral tenure covering 80 km of strike length. This includes the Maynard and Tulune targets where broad zones of near surface gold mineralization have been intersected. Both targets are within trucking distance of the planned MacLellan mill
PDA (Sonora, Mexico)
On September 4, 2024, the Company reported the results of the development plan for the PDA project located within the Mulatos District. PDA is a higher-grade underground deposit adjacent to the Mulatos open pit and will benefit from the use of existing crushing infrastructure from Cerro Pelon, supporting lower initial capital and project execution risk.
On January 29, 2025, the Company announced it has been granted approval of an amendment to its existing MIA by SEMARNAT, allowing for the start of construction on the PDA project. Construction activities on PDA are expected to begin ramping up toward the middle of 2025. Capital spending on PDA is expected to total $37 to $40 million in 2025 to advance underground development and procurement of mill long lead time items. The remainder of the total initial capital estimate of $165 million will be spent in 2026 and 2027 with first production anticipated mid-2027.
PDA Project Highlights
•Average annual gold production of 127,000 ounces over the first four years and 104,000 ounces over the current mine life, based on Mineral Reserves as at December 31, 2023
•Low cost profile: total cash costs of $921 per payable ounce and mine-site all-in sustaining costs of $1,003 per payable ounce, consistent with the Company’s overall low cost structure
•Mine life tripled to 2035: PDA mine life of eight years based on Mineral Reserves as at December 31, 2023, extending the Mulatos District mine life from 2027 to 2035
•High-return project with significant upside potential
◦After-tax IRR of 46% and after-tax NPV (5%) of $269 million (using base case gold price assumption of $1,950 per ounce and a MXN/USD foreign exchange rate of 18:1)
◦After-tax IRR of 73% and after-tax NPV (5%) of $492 million at a gold price of $2,500 per ounce and a MXN/USD foreign exchange rate of 18:1
◦Payback of two years at the base case gold price of $1,950 per ounce and 1.5 years at $2,500 per ounce
•Low initial capital to be internally funded by strong ongoing free cash flow generation at the Mulatos District
◦Initial capital of $165 million to be spent over a two-year period starting mid-2025. Life of mine capital is expected to total $231 million including $66 million of sustaining capital
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◦Low initial capital intensity of $195 per ounce produced, or $273 per ounce based on total life of mine capital
◦PDA will benefit from the use of existing crushing infrastructure from Cerro Pelon supporting lower initial capital and project execution risk
◦La Yaqui Grande is expected to finance the development of PDA at base case gold prices of $1,950 per ounce, following which PDA is expected to generate strong free cash flow. For 2024, the Mulatos District generated $239.9 million of mine-site free cash flow
•Lower execution risk with PDA located within existing operation
◦Experienced team in Mexico with strong track record of building projects on schedule and within budget including La Yaqui Phase I, Cerro Pelon and La Yaqui Grande
◦PDA will represent the second underground mine developed and operated in the Mulatos District following San Carlos
◦Lower development and permitting risk with PDA located within the existing operating footprint in the Mulatos District and utilizing existing infrastructure
•Significant exploration upside at PDA and Cerro Pelon
◦Ongoing exploration success at PDA drove a 9% increase in Mineral Reserves to 1.1 million ounces, with grades largely unchanged at 5.45 g/t Au. The deposit remains open in multiple directions, highlighting the potential for further growth
◦Higher-grade mineralization intersected below the past producing Cerro Pelon open pit which was successful in defining an initial underground Measured and Indicated Mineral Resource totaling 104,000 ounces grading 4.49 g/t Au as of the end of 2024. The deposit remains open in multiple directions, providing significant exploration potential. Cerro Pelon represents upside as a potential source of additional feed to the PDA sulphide mill that could extend the higher rates of production beyond the first four years of the current mine plan
Kirazlı (Çanakkale, Türkiye)
On October 14, 2019, the Company suspended all construction activities on its Kirazlı project following the Turkish government's failure to grant a routine renewal of the Company’s mining licenses, despite the Company having met all legal and regulatory requirements for their renewal. In October 2020, the Turkish government refused the renewal of the Company’s Forestry Permit.
The Company had been granted approval of all permits required to construct Kirazlı including the Environmental Impact Assessment approval, Forestry Permit, and GSM (Business Opening and Operation) permit, and certain key permits for the nearby Ağı Dağı and Çamyurt Gold Mines. These permits were granted by the Turkish government after the project earned the support of the local communities and passed an extensive multi-year environmental review and community consultation process.
On April 20, 2021, the Company announced that its Netherlands wholly-owned subsidiaries Alamos Gold Holdings Coöperatief U.A, and Alamos Gold Holdings B.V. (the “Subsidiaries”) would be filing an investment treaty claim against the Republic of Türkiye for expropriation and unfair and inequitable treatment. The claim was filed under the Netherlands-Türkiye Bilateral Investment Treaty (the “Treaty”). Alamos Gold Holdings Coöperatief U.A. and Alamos Gold Holdings B.V. had their claim against the Republic of Türkiye registered on June 7, 2021 with the International Centre for Settlement of Investment Disputes (World Bank Group).
24 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
Bilateral investment treaties are agreements between countries to assist with the protection of investments. The Treaty establishes legal protections for investment between Türkiye and the Netherlands. The Subsidiaries directly own and control the Company’s Turkish assets. The Subsidiaries invoking their rights pursuant to the Treaty does not mean that they relinquish their rights to the Turkish project, or otherwise cease the Turkish operations. The Company will continue to work towards a constructive resolution with the Republic of Türkiye.
The Company incurred $2.2 million in the fourth quarter of 2024 related to ongoing care and maintenance and arbitration costs to progress the Treaty claim, which was expensed. For the full year, the Company incurred $6.5 million.
Fourth Quarter 2024 Exploration Activities
Island Gold District (Ontario, Canada)
Total exploration expenditures during the fourth quarter of 2024 were $5.3 million, of which $3.9 million was capitalized. For 2024, the Company incurred exploration expenditures of $20.3 million of which $14.6 million was capitalized. The focus of the 2024 near mine exploration program was on defining new Mineral Reserves and Resources in proximity to existing production horizons and underground infrastructure through both underground and surface exploration drilling.
The 2024 program was successful in driving another significant year of growth at Island Gold with combined Mineral Reserve and Resources increasing 9% to 6.7 million ounces at substantially higher grades. This included a 32% increase in Mineral Reserves to 2.3 million ounces, with grades increasing 11% to 11.40 g/t Au (6.2 mt). Inferred Mineral Resources also grew 2% to 3.8 million ounces with grades increasing 13% to 16.52 g/t Au.
A total of 50,416 m of underground exploration drilling was completed in 185 holes in 2024. Additionally, 9,849 m of surface exploration drilling was completed in 11 holes. This drilling focused on evaluating targets across the strike extent of the main Island Gold Deposit (E1E and C-Zones), as well as expanding newly defined zones in the hanging wall and footwall of Island Gold.
In addition to the exploration program, 36,686 m of underground delineation drilling was completed in 155 holes in 2024, which focused on the conversion of the large Mineral Resource base to Mineral Reserves. A total of 326m of underground exploration drift development was also completed in 2024. These platforms will allow for ongoing Mineral Resource conversion and Resource growth across the Island Gold deposit.
The regional exploration drilling program at the Island Gold District continued in the fourth quarter, with 2,376m of drilling completed in 11 holes at Cline and Edwards, bringing the year-to-date regional drilling to 10,330 m across 35 holes.
A surface drilling program commenced at Magino subsequent to the acquisition of Argonaut to focus on Mineral Resource expansion and conversion. At year-end, 14,583 m of drilling was completed in 26 holes which were successful in both infilling and expanding mineralization.
The Company provided a comprehensive exploration update in January 2025 on its continued exploration success at Island Gold. Exploration drilling continues to extend high-grade gold mineralization across the Island Gold Deposit, as well as within several hanging wall and footwall structures. A significant portion of the following exploration results were completed after the year-end cut-off for Mineral Reserves and Resource estimates, highlighting the potential for ongoing growth.
Island Gold Main zone exploration highlights: high-grade mineralization extended outside of Mineral Reserves and Resources in the E1E and C-Zones. These zones are the main structures that host the majority of currently defined Mineral Reserves and Resources at Island Gold. Previously reported highlights include1:
•Island West (C-Zone)
•67.68 g/t Au (16.07 g/t cut) over 3.61 m (790-479-62);
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•31.59 g/t Au (31.59 g/t cut) over 4.18 m (890-461-58);
•16.58 g/t Au (16.58 g/t cut) over 5.56 m (890-461-40); and
•40.21 g/t Au (21.69 g/t cut) over 2.08 m (790-479-69).
•Island East (E1E-Zone)
•55.50 g/t Au (45.31 g/t cut) over 3.87 m (MH40-02);
•49.26 g/t Au (49.26 g/t cut) over 2.07 m (540-578-05);
•31.55 g/t Au (31.55 g/t cut) over 2.92 m (MH40-03); and
•26.25 g/t Au (26.25 g/t cut) over 2.57 m (540-578-08).
Island Gold Hanging Wall and Footwall exploration highlights: high-grade gold mineralization intersected within new and recently defined hanging wall and footwall zones across the main Island Gold Deposit. These zones represent significant opportunities to continue to grow near mine Mineral Reserves and Resources, which are low-cost to develop and produce from given their proximity to existing infrastructure. Previously reported highlights include1:
•Island West Hanging Wall and Footwall Zones
B Zone
•17.08 g/t Au (17.08 g/t cut) over 2.05 m (890-461-07).
NS2 Zone: expanding a new structure parallel and 200 m east of NS1 Zone
•18.45 g/t Au (10.75 g/t cut) over 2.58 m (1025-497-04).
D1 Zone
•12.75 g/t Au (9.55 g/t cut) over 3.93 m (890-461-07).
DN2 Zone: newly defined zone
•16.34 g/t Au (16.34 g/t cut) over 1.99 m (790-479-65); and
•7.86 g/t Au (7.86 g/t cut) over 4.17 m (MH39-01).
•Island East Footwall Zones
E1D1 Zone
•63.51 g/t Au (14.53 g/t cut) over 2.09 m (945-624-65A);
•26.38 g/t Au (26.38 g/t cut) over 2.04 m (945-624-71); and
•6.90 g/t Au (6.90 g/t cut) over 6.06 m (945-624-62).
NTH3 Zone
•37.02 g/t Au (29.46 g/t cut) over 2.42 m (840-572-56);
•29.63 g/t Au (8.91 g/t cut) over 2.50 m (840-572-48);
•30.21 g/t Au (15.61 g/t cut) over 1.99 m (840-572-46); and
•15.87 g/t Au (15.87 g/t cut) over 2.50 m (840-572-45).
Other Hanging Wall and Footwall intersections within yet to be defined zones (Unknown Zones): drilling continues to intersect high-grade mineralization beyond currently defined zones and in proximity to existing underground infrastructure. This includes drill hole 890-461-42 (584.20 g/t Au over 6.80 m), located 10 m north of the main C-Zone in Island West. These are part of more than 2,000 intersections above 3 g/t Au outside of existing Mineral Reserves and Resources in the hanging wall and footwall. Through additional drilling, there is excellent potential to
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TRADING SYMBOL: TSX:AGI NYSE:AGI
define additional new zones supporting significant growth in near-mine Mineral Reserves and Resources. Previously reported highlights include2:
Footwall
•584.20 g/t Au over 6.80 m (890-461-42);
•129.76 g/t Au over 2.90 m (440-586-01);
•58.77 g/t Au over 4.90 m (890-461-17);
•114.22 g/t Au over 2.20 m (890-461-34)
•92.85 g/t Au over 2.20 m (890-461-56);
•46.83 g/t Au over 4.20 m (890-461-47); and
•25.95 g/t Au over 6.10 m (890-461-57).
Hanging Wall
•158.03 g/t Au over 2.00 m (490-450-05);
•46.75 g/t Au over 6.10 m (850-475-13);
•38.44 g/t Au over 5.35 m (1025-517-34);
•30.95 g/t Au over 6.25 m (890-461-57);
•38.63 g/t Au over 3.80 m (890-461-52);
•37.61 g/t Au over 3.05 m (850-475-27);
•28.05 g/t Au over 3.90 m (890-461-10); and
•22.74 g/t Au over 3.75 m (580-463-29).
1 All reported composite intervals are calculated true width of the mineralized zones. Drillhole composite intervals reported as “cut” may include higher grade samples which have been cut to: Island West and Island Main (C-zone) @ 225 g/t Au; Island Main and East (E1E Zone) @ 185 g/t Au; E1D Zone @ 100 g/t; B-Zone, E1D1 and NS1 @ 90 g/t Au; NTH3 @ 60 g/t; D1 and G1 @ 45 g/t Au, DN, DN2, NS2 and NTH zones @ 35 g/t Au.
2 All reported composite intervals are core length, true width is unknown at this time, and gold grades are reported as uncut.
Young-Davidson (Ontario, Canada)
Total exploration expenditures during the fourth quarter of 2024 were $2.9 million, of which $2.0 million was capitalized. For 2024, exploration expenditures totaled $8.9 million of which $5.9 million was capitalized. The majority of the underground exploration drilling program was focused on extending mineralization within the Young-Davidson syenite, which hosts the majority of Mineral Reserves and Resources. Drilling also tested the hanging wall and footwall of the deposit where higher grades have been previously intersected.
In 2024, 24,296 m of underground exploration drilling was completed in 55 holes, which intersected a new style of higher-grade gold mineralization in zones within the hanging wall of the Young-Davidson deposit. These zones are located between 10 and up to 200 m south of existing infrastructure and are in close proximity to already defined Mineral Reserves and Resources, highlighting the upside potential with grades intersected well above the current Mineral Reserve grade of 2.26 g/t of gold. In 2025, 400 m of underground exploration development is planned to establish a hanging wall exploration drift to the south, from the 9620-level. This will allow for drill platforms with more optimal locations and orientations to test the higher-grade mineralization discovered in the hanging wall in 2024.
Regional exploration drilling was undertaken during the year, with 3,454 m of surface drilling completed in 11 holes to test near-surface targets within the 5,900 hectare Young-Davidson Property that could potentially provide future supplemental mill feed.

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Mulatos District (Sonora, Mexico)
Total exploration expenditures during the fourth quarter of 2024 were $4.0 million, of which $1.6 million was capitalized. For 2024, exploration expenditures totaled $20.6 million, of which $7.5 million was capitalized.
In 2024, 46,224 m of near-mine drilling was completed in 168 holes, and 18,430 m of regional drilling was completed in 54 holes. The 2024 surface exploration drilling program focused on defining higher-grade mineralization at PDA and Cerro Pelon.
Drilling at Cerro Pelon followed up on wide, high-grade underground oxide and sulphide intersections previously drilled below the Cerro Pelon open pit. Additionally, surface drilling was successful at extending higher-grade mineralization across multiple zones within the PDA area. This drove a 9% increase in Mineral Reserves at PDA within the 2024 year-end update to 1.1 million ounces, with grades largely unchanged at 5.45 g/t Au. Additionally, the 2024 program was successful in defining an initial Measured and Indicated Mineral Resource at Cerro Pelon totaling 104,000 ounces grading 4.49 g/t Au.
During the fourth quarter, exploration activities continued at PDA and the near-mine area with 7,764 m of drilling completed in 28 holes. Drilling was focused on infill drilling the GAP-Victor portion of the Mineral Resource.
At Cerro Pelon, drilling continued to evaluate the high-grade sulphide potential to the north of the historical open pit with a total of 2,872 m completed in eleven holes. West of the pit area, 1,395 m in four holes were drilled targeting sulphide mineralization.
Regional drilling was also initiated at the Halcon Project in the fourth quarter with three drill holes for a total of 633 m. This target, located approximately three kilometres northwest of the La Yaqui Grande Mine, is being evaluated for sulphide mineralization potential.
Lynn Lake (Manitoba, Canada)
Exploration spending totaled $1.2 million in the fourth quarter and $7.4 million for 2024, all of which was capitalized. 2024 exploration was primarily focused on the conversion of Mineral Resources to Mineral Reserves at the Burnt Timber and Linkwood deposits, and to also evaluate the potential for Mineral Resources at Maynard, an advanced stage greenfield target.
In 2024, 16,134 m of drilling were completed in 87 holes and was focused on converting Mineral Resources to Mineral Reserves at Burnt Timber and Linkwood as well as extending mineralization at Maynard. The program was successful with an initial Mineral Reserve of 0.9 million ounces grading 0.95 g/t Au (30.7 mt) declared at Burnt Timber and Linkwood. This drove a 42% increase in total Mineral Reserves within the Lynn Lake District to 3.3 million ounces grading 1.29 g/t Au (80.1 mt).
Qiqavik (Quebec, Canada)
On April 3, 2024, the Company completed the acquisition of Orford Mining, acquiring a 100% interest in the Qiqavik gold project. Qiqavik is a camp scale property covering 438 square kilometres in the Cape Smith Greenstone Belt in Nunavik, Quebec. The Qiqavik Property covers 40 kilometres of strike along the Qiqavik Break, a major crustal-scale structure controlling gold mineralization within the belt. Early-stage exploration completed to date indicates that high-grade gold occurrences are controlled by structural splays off the Qiqavik Break.
Exploration spending totaled $0.8 million in the fourth quarter and $3.7 million for 2024, all of which was expensed.
Exploration activities completed in Q3 2024 were focused on the evaluation of targets with the objective of identifying the highest-priority areas to drill in 2025. This included detailed geological mapping, prospecting, till sampling, and Quaternary field investigations to determine glacial dispersal direction and transport distances. A 500 km2 high-resolution Lidar survey with photo imagery, and a 25 m line-spacing drone magnetic survey, was also flown over four prospective areas.
28 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
Review of Fourth Quarter Financial Results
During the fourth quarter of 2024, the Company sold 141,258 ounces of gold for record operating revenues of $375.8 million, representing a 48% increase from the prior year period. The increase was due to higher realized gold prices, and higher sales volumes due to the inclusion of ounces from Magino.
The average realized gold price in the fourth quarter was $2,632 per ounce, 33% higher than the prior year period, and $31 per ounce less the London PM Fix price. The Company's realized gold price in the fourth quarter was impacted slightly by hedges entered into earlier in the year.
Cost of sales (which includes mining and processing costs, royalties, and amortization) were $200.9 million in the fourth quarter, 21% higher than the prior year period, primarily due to higher cost ounces from Magino with the operation undergoing downtime to implement a number of improvements to the mill. Excluding costs incurred at Magino, cost of sales were $165.5 million which was 1% lower than the prior year period. Key drivers of changes to cost of sales as compared to the prior year period were as follows:
Mining and processing costs were $137.9 million, 22% higher than the prior year period. Excluding costs incurred at Magino, mining and processing costs were $111.6 million, 2% lower than the prior year period. The decrease was driven by the weaker Mexican peso and Canadian Dollar, and lower ounces sold at the Mulatos District.
Total cash costs of $981 per ounce and AISC of $1,333 per ounce were higher than the prior year period driven by the inclusion of the higher cost Magino ounces. Excluding Magino, total cash costs and AISC for the fourth quarter would have been $10 and $74 per ounce lower, respectively, than the prior year period. The decreases were driven by higher grades mined and lower sustaining capital expenditure at Island Gold, partially offset by inflation and lower grades stacked at La Yaqui Grande.
Royalty expense was $4.7 million in the fourth quarter, higher than the prior year period of $2.7 million, due to the higher average realized gold price, and higher number of ounces sold with inclusion of ounces from Magino.
Amortization of $58.3 million in the fourth quarter was higher than the prior year period due to the higher number of ounces sold and the inclusion of amortization from the Magino mine in the current period. On a per ounce basis, amortization of $413 per ounce was higher than the prior year period due to the higher depletion base of the leased assets inherited from Magino.
The Company recognized earnings from operations of $158.4 million in the fourth quarter, 120% higher than the prior year period, driven by record revenues.
As at December 31, 2024, the Company held forward contracts that were acquired as part of the acquisition of Argonaut. These contracts, totaling 100,000 ounces in 2026 and 50,000 ounces in 2027, ensure an average forward price of $1,821 per ounce, and mature monthly throughout 2026 and 2027. Additionally, the Company held certain gold option contracts which matured monthly in 2024. The Company recognized unrealized gains on these gold option and forward contracts of $5.9 million driven by the movement in gold price in the quarter. The Company recognized unrealized losses of $2.0 million on gold option contracts in the prior year period.
The Company reported net earnings of $87.6 million in the fourth quarter, compared to $47.1 million in the prior year period. Adjusted earnings(1) were $103.2 million, or $0.25 per share, which included adjustments for unrealized gains on commodity hedge derivatives, net of tax. In addition, adjusted earnings reflect unrealized net foreign exchange losses recorded within deferred taxes and foreign exchange of $19.6 million and other adjustments totaling $0.4 million.
(1) Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures.

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TRADING SYMBOL: TSX:AGI NYSE:AGI
Review of 2024 Financial Results
During the year ended December 31, 2024, the Company sold 560,234 ounces for record operating revenues of $1.3 billion, 32% higher than the prior year, primarily driven by a higher average realized gold price, and higher sale volumes including Magino ounces from the date of acquisition.
Cost of sales (which includes mining and processing costs, royalties, and amortization) for the full year were $751.1 million, an 18% increase compared to the prior year, partly due to the inclusion of Magino. Excluding Magino, cost of sales were $677.2 million, which was 6% higher than the prior year. Key drivers of cost of sales changes as compared to the prior year were as follows:
Mining and processing costs increased to $518.9 million from $437.3 million in the prior year. Excluding the costs incurred at Magino, mining and processing costs would have been $463.1 million, 6% higher than the prior year. This increase was driven by inflationary pressures across the Company's operations, higher sales volumes at Island Gold, and the inclusion of silver sales as an offset to mining and processing costs in the prior year.
Total cash costs of $927 per ounce and AISC of $1,281 per ounce in 2024 were both higher than the prior year due to the inclusion of the higher-cost ounces from Magino subsequent to the date of acquisition and the impact of inflation. Additionally, both metrics were affected by lower grades milled at Young-Davidson; partially offset by higher grades processed at Island Gold.
Royalty expense was $13.8 million, a 35% increase compared to $10.2 million in the prior year, due to the higher average realized gold price and higher number of ounces sold, with inclusion of ounces from Magino.
Amortization of $218.4 million or $390 per ounce sold, was 15% higher than the prior year, driven by an increase in ounces sold. On a per ounce basis, amortization was higher than the prior year due to the higher depletion base of the leased assets inherited from Magino.
There was a reversal of impairment losses for mineral properties, plant and equipment recorded during 2024 related to the Young-Davidson mine, driven by an increase in long-term gold price assumptions and consistent with the assumptions utilized by the Company in its valuation of the Magino mine. The recoverable amount was determined to be greater than the carrying amount which resulted in an impairment reversal of $57.1 million ($38.6 million, net of tax), which was recorded to mineral property, plant and equipment and an intangible asset.
The Company recognized earnings from operations of $561.9 million, a 77% increase from $318.1 million in the prior year, as a result of higher production and realized gold prices, and a reversal of impairment of $57.1 million related to Young-Davidson.
As at December 31, 2024, the Company held forward contracts that were acquired as part of the acquisition of Argonaut. These contracts, totaling 100,000 ounces in 2026 and 50,000 ounces in 2027, ensure an average forward price of $1,821 per ounce, and mature monthly throughout 2026 and 2027. The Company recognized unrealized losses on the gold option and forward contracts of $24.2 million, compared to unrealized losses of $0.9 million in the prior year, primarily due to the hedge book inherited from Argonaut.
The Company reported net earnings of $284.3 million compared to $210.0 million in the prior year. Included in net earnings was a reversal of impairment of $38.6 million, net of tax, offset by $24.2 million of unrealized losses on commodity hedge derivatives. On an adjusted basis, earnings in 2024 were $328.9 million, or $0.81 per share, which included adjustments for the reversal of impairment, net of tax, and unrealized losses on commodity hedge derivatives, net of tax. In addition, adjusted earnings reflects unrealized foreign exchange losses recorded in deferred taxes of $49.7 million, Argonaut transaction and integration costs of $9.3 million, and other adjustments totaling $6.0 million.

30 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Associated Documents
This press release should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2024 and associated Management’s Discussion and Analysis (“MD&A”), which are available from the Company's website, www.alamosgold.com, in the "Investors" section under "Reports and Financials", and on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov).
Reminder of Fourth Quarter and Year-End 2024 Results Conference Call
The Company's senior management will host a conference call on Thursday, February 20, 2025 at 11:00 am ET to discuss the fourth quarter and year-end 2024 results. Participants may join the conference call via webcast or through the following dial-in numbers:
Toronto and International:                (416) 406-0743
Toll free (Canada and the United States):         (800) 898-3989
Participant passcode:                    7495836#
Webcast:                         www.alamosgold.com
A playback will be available until March 22, 2025 by dialling (905) 694-9451 or (800) 408-3053 within Canada and the United States. The pass code is 4604832#. The webcast will be archived at www.alamosgold.com.
Qualified Persons
Chris Bostwick, FAusIMM, Alamos’ Senior Vice President, Technical Services, who is a qualified person within the meaning of National Instrument 43-101 ("Qualified Person"), has reviewed and approved the scientific and technical information contained in this press release.

About Alamos
Alamos is a Canadian-based intermediate gold producer with diversified production from three operations in North America. This includes the Island Gold District and Young-Davidson mine in northern Ontario, Canada, and the Mulatos District in Sonora State, Mexico. Additionally, the Company has a strong portfolio of growth projects, including the Phase 3+ Expansion at Island Gold, and the Lynn Lake project in Manitoba, Canada. Alamos employs more than 2,400 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Senior Vice-President, Corporate Development & Investor Relations
(416) 368-9932 x 5439

Khalid Elhaj
Vice President, Business Development & Investor Relations
(416) 368-9932 x 5427

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.
31 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Cautionary Note Regarding Forward-Looking Statements
This press contains or incorporates by reference “forward-looking statements” and “forward-looking information” as defined under applicable Canadian and U.S. securities legislation. All statements, other than statements of historical fact, which address events, results, outcomes or developments that the Company expects to occur are, or may be deemed, to be, forward-looking statements and are based on expectations, estimates and projections as at the date of this press release. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as "expect", “assume”, "believe", "anticipate", "intend", "objective", "estimate", “potential”, "prospective", "forecast", “target”, "goal", "aim", “on track”, "on pace", “outlook”, “continue”, “ongoing”, “plan” or variations of such words and phrases and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved or the negative connotation of such terms.

Forward looking statements in this release include, but may not be limited to, guidance and expectations pertaining to: gold production; production potential; mining, processing, milling and production rates; gold grades; gold prices; foreign exchange rates; free cash flow, total cash costs, all-in sustaining costs, mine-site all-in sustaining costs, capital expenditures, total sustaining and growth capital, capitalized exploration, budgets, tax rates and the payment of taxes, IRR, NPV; total liquidity; returns to stakeholders; impacts of inflation; and the implementation of any tariffs; mine plans; mine life; Mineral Reserve life; Mineral Reserves and Resources; exploration potential, budgets, focuses, programs, targets, and projected results; funding of growth initiatives; the Company's approach to reduction of its environmental footprint, greenhouse gas emissions, and related investments in new initiatives; the Company's climate change strategy and goals; community relations, engagement activities, and initiatives; corporate governance; synergies resulting from the integration of the Magino and Island Gold operations; processing of ore from Island Gold through the Magino mill; increases to production, value of operation, and decreases to costs resulting from the intended completion of the Phase 3+ Expansion at Island Gold; intended infrastructure investments in, method of funding for, and timing of the completion of, the Phase 3+ Expansion; Island Gold District Life of Mine Plan and Expansion Study; construction activities, capital spending and timing of initial production with respect to the Lynn Lake project and the PDA project; initial underground Mineral Resource at Cerro Pelon; the Burnt Timber and Linkwood deposits near the Lynn Lake project; growing production, expanding margins and increases in profitability; as well as other general information as to strategy, plans or future financial or operating performance, such as the Company’s expansion plans, project timelines, production plans and expected sustainable productivity increases, expected increases in mining activities and corresponding cost efficiencies, cost estimates, sufficiency of working capital for future commitments and other statements that express management’s expectations or estimates of future plans and performance.

Alamos cautions that forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company at the time of making such statements, are inherently subject to significant business, economic, technical, legal, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information.

Risk factors that may affect Alamos’ ability to achieve the expectations set forth in the forward-looking statements in this document include, but are not limited to: changes to current estimates of mineral reserves and resources; changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates which may be impacted by unscheduled maintenance, weather issues, labour and contractor availability and other operating or technical difficulties); operations may be exposed to illnesses, diseases, epidemics and pandemics, the impact of any illness, disease, epidemic or pandemic on the broader market and the trading price of the Company's shares; provincial and federal orders or mandates (including with respect to mining operations generally or auxiliary businesses or services required for the Company’s operations) in Canada, Mexico, the United States and Türkiye; the duration of any regulatory responses to any illness, disease, epidemic or pandemic; government and the Company’s attempts to reduce the spread of any illness, disease, epidemic or pandemic which may affect many aspects of the Company's operations including the ability to transport personnel to and from site, contractor and supply availability and the ability to sell or deliver gold doré bars; fluctuations in the price of gold or certain other commodities such as, diesel fuel, natural gas, and electricity; changes in foreign exchange rates (particularly the Canadian Dollar, Mexican peso, U.S. dollar and Turkish lira); the impact of inflation and any tariffs, trade barriers and/or regulatory costs; changes in the Company's credit rating; any decision to declare a quarterly dividend; employee and community relations; litigation and administrative proceedings (including but not limited to the investment treaty claim announced on April 20, 2021 against the Republic of Türkiye by the Company’s wholly-owned Netherlands subsidiaries, Alamos Gold Holdings Coöperatief U.A, and Alamos Gold Holdings B.V., the application for judicial review of the positive Decision Statement issued by the Department of Environment and Climate Change Canada commenced by the Mathias Colomb Cree Nation (MCCN) in respect of
32 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
the Lynn Lake project and the MCCN’s corresponding internal appeal of the Environment Act Licenses issued by the Province of Manitoba for the project) and any resulting court or arbitral decision(s); disruptions affecting operations; availability of and increased costs associated with mining inputs and labour; delays with the Phase 3+ Expansion project at the Island Gold mine, construction of the Lynn Lake Project, construction of the PDA project, and/or the development or updating of mine plans; changes with respect to the intended method of accessing and mining the deposit at PDA and changes related to the intended method of processing any ore from the deposit of PDA; risks associated with the start-up of new mines; the risk that the Company’s mines may not perform as planned; uncertainty with the Company’s ability to secure additional capital to execute its business plans; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining necessary licenses and permits, including the necessary licenses, permits, authorizations and/or approvals from the appropriate regulatory authorities for the Company’s development stage and operating assets; labour and contractor availability (and being able to secure the same on favourable terms); contests over title to properties; expropriation or nationalization of property; inherent risks and hazards associated with mining and mineral processing including environmental hazards, industrial hazards, industrial accidents, unusual or unexpected formations, pressures and cave-ins; changes in national and local government legislation, controls or regulations in Canada, Mexico, Türkiye, the United States and other jurisdictions in which the Company does or may carry on business in the future; increased costs and risks related to the potential impact of climate change; failure to comply with environmental and health and safety laws and regulations; disruptions in the maintenance or provision of required infrastructure and information technology systems; risk of loss due to sabotage, protests and other civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; and business opportunities that may be pursued by the Company. The litigation against the Republic of Türkiye, described above, results from the actions of the Turkish government in respect of the Company’s projects in the Republic of Türkiye. Such litigation is a mitigation effort and may not be effective or successful. If unsuccessful, the Company’s projects in Türkiye may be subject to resource nationalism and further expropriation; the Company may lose any remaining value of its assets and gold mining projects in Türkiye and its ability to operate in Türkiye. Even if the litigation is successful, there is no certainty as to the quantum of any damages award or recovery of all, or any, legal costs. Any resumption of activities in Türkiye, or even retaining control of its assets and gold mining projects in Türkiye can only result from agreement with the Turkish government. The investment treaty claim described in this press release may have an impact on foreign direct investment in the Republic of Türkiye which may result in changes to the Turkish economy, including but not limited to high rates of inflation and fluctuation of the Turkish Lira which may also affect the Company’s relationship with the Turkish government, the Company’s ability to effectively operate in Türkiye, and which may have a negative effect on overall anticipated project values.

Additional risk factors and details with respect to risk factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this press release are set out in the Company's latest 40-F/Annual Information Form and MD&A under the heading “Risk Factors”, which is available on the SEDAR+ website at www.sedarplus.ca or on EDGAR at www.sec.gov. The foregoing should be reviewed in conjunction with the information, risk factors and assumptions found in this press release.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

Qualified Persons
Chris Bostwick, FAusIMM, Alamos’ Senior Vice President, Technical Services, who is a qualified person within the meaning of National Instrument 43-101 ("Qualified Person"), has reviewed and approved the scientific and technical information contained in this press release.

Cautionary Note to U.S. Investors Concerning Measured, Indicated and Inferred Resources
Measured, Indicated and Inferred Resources: All resource and reserve estimates included in this press release and documents referenced in this press release have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Mining disclosure in the United States was previously required to comply with SEC Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Exchange Act of 1934, as amended. The U.S. Securities and Exchange Commission (the “SEC”) has adopted final rules, to replace SEC Industry Guide 7 with new mining disclosure rules under sub-part 1300 of Regulation S-K of the U.S. Securities Act (“Regulation S-K 1300”) which became mandatory for U.S. reporting companies beginning with the first fiscal year
33 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
commencing on or after January 1, 2021. Under Regulation S-K 1300, the SEC now recognizes estimates of “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”. In addition, the SEC has amended its definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” to be substantially similar to international standards.

Investors are cautioned that while the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under Regulation S-K 1300 and the CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the mineral reserve or mineral resource estimates under the standards adopted under Regulation S-K 1300. U.S. investors are also cautioned that while the SEC recognizes “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under Regulation S-K 1300, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater degree of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable.

International Financial Reporting Standards: The consolidated financial statements of the Company have been prepared by management in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (note 2 and 3 to the consolidated financial statements for the year ended December 31, 2023). These accounting principles differ in certain material respects from accounting principles generally accepted in the United States of America. The Company’s reporting currency is the United States dollar unless otherwise noted.
Non-GAAP Measures and Additional GAAP Measures

The Company has included certain non-GAAP financial measures to supplement its Consolidated Financial Statements, which are presented in accordance with IFRS, including the following:
•adjusted net earnings and adjusted earnings per share;
•cash flow from operating activities before changes in working capital and taxes received;
•company-wide free cash flow;
•total mine-site free cash flow;
•mine-site free cash flow;
•total cash cost per ounce of gold sold;
•AISC per ounce of gold sold;
•Mine-site AISC per ounce of gold sold;
•sustaining and non-sustaining capital expenditures; and
•adjusted earnings before interest, taxes, depreciation, and amortization ("Adjusted EBITDA")
The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management's determination of the components of non-GAAP and additional measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are duly noted and retrospectively applied as applicable.
34 | Alamos Gold Inc

Adjusted Net Earnings and Adjusted Earnings per Share
“Adjusted net earnings” and “adjusted earnings per share” are non-GAAP financial measures with no standard meaning under IFRS which exclude the following from net earnings (loss):
•Foreign exchange gains or losses
•Items included in other loss
•Unrealized (gain) loss on commodity derivatives
•Impairment and reversals of impairment
•Certain non-recurring items
•Foreign exchange loss (gain) recorded in deferred tax expense
•The income and mining tax impact of items included in other loss
Net earnings have been adjusted, including the associated tax impact, for the group of costs in “other loss” on the consolidated statement of comprehensive income. Transactions within this grouping are: the fair value changes on non-hedged derivatives; loss on disposal of assets; Turkish Projects care and maintenance and arbitration costs; and transaction and integration costs associated with the Argonaut acquisition. The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net earnings.
The Company uses adjusted net earnings for its own internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect the items which have been excluded from the determination of adjusted net earnings. Consequently, the presentation of adjusted net earnings enables shareholders to better understand the underlying operating performance of the core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-GAAP measures used by mining industry analysts and other mining companies.
Adjusted net earnings is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following table reconciles this non-GAAP measure to the most directly comparable IFRS measure.

(in millions)
	Three Months Ended December 31,		Years Ended December 31,
	2024	2023	2024	2023	2022
Net earnings	$87.6	$47.1	$284.3	$210.0	$37.1
Adjustments:
Foreign exchange gain	(6.6)	(0.3)	(8.0)	(1.9)	(1.7)
Impairment (reversal) or expense, net of tax	—	—	(38.6)	—	26.7
Unrealized (gain) loss on commodity derivatives, net of tax	(4.4)	1.5	18.2	0.7	0.3
Inventory net realizable value adjustment, net of taxes	—	—	—	—	22.4
Other loss	16.1	19.2	39.7	22.9	4.8
Unrealized foreign exchange loss (gain) recorded in deferred tax expense	26.2	(12.3)	49.7	(16.3)	19.4
Other income and mining tax adjustments	(15.7)	(6.0)	(16.4)	(7.0)	(1.1)
Adjusted net earnings	$103.2	$49.2	$328.9	$208.4	$107.9
Adjusted earnings per share - basic	$0.25	$0.12	$0.81	$0.53	$0.28
Cash Flow from Operating Activities before Changes in Working Capital and Cash Taxes
“Cash flow from operating activities before changes in working capital and cash taxes” is a non-GAAP performance measure that could provide an indication of the Company’s ability to generate cash flows from operations, and is calculated by adding back the change in working capital and taxes received to “Cash provided by (used in) operating activities” as presented on the Company’s consolidated statements of cash flows. “Cash flow from operating activities before changes in working capital” is a non-GAAP financial measure with no standard meaning under IFRS.
35 | Alamos Gold Inc

The following table reconciles the non-GAAP measure to the consolidated statements of cash flows.

(in millions)
	Three Months Ended December 31,		Years Ended December 31,
	2024	2023	2024	2023
Cash flow from operating activities	$192.2	$124.1	$661.1	$472.7
Add: Changes in working capital and taxes paid	15.7	(3.9)	65.1	46.2
Cash flow from operating activities before changes in working capital and taxes paid	$207.9	$120.2	$726.2	$518.9
Company-wide Free Cash Flow
“Company-wide free cash flow" is a non-GAAP performance measure calculated from the consolidated operating cash flow, less consolidated mineral property, plant and equipment expenditures. The Company believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash company-wide. Company-wide free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Company-wide free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

(in millions)
	Three Months Ended December 31,		Years Ended December 31,
	2024	2023	2024	2023
Cash flow from operating activities	$192.2	$124.1	$661.1	$472.7
Less: mineral property, plant and equipment expenditures	(138.7)	(109.7)	(417.6)	(348.9)
Add: Expenditures incurred by Argonaut, but paid by Alamos post close of the transaction [1]	—	—	28.8	—
Company-wide free cash flow	$53.5	$14.4	$272.3	$123.8
(1) Relates to overdue payables at the Magino mine and transaction costs incurred by Argonaut and paid by Alamos in the third quarter.

Mine-site Free Cash Flow

"Mine-site free cash flow" is a non-GAAP financial performance measure calculated as cash flow from mine-site operating activities, less mineral property, plant and equipment expenditures. The Company believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. Mine-site free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Mine-site free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Consolidated Mine-Side Free Cash Flow	Three Months Ended December 31,		Years Ended December 31,
	2024	2023	2024	2023
(in millions)
Cash flow from operating activities	$192.2	$124.1	$661.1	$472.7
Add: operating cash flow used by non-mine site activity	21.3	10.6	82.9	49.5
Cash flow from operating mine-sites	$213.5	$134.7	$744.0	$522.2

Mineral property, plant and equipment expenditure	$138.7	$109.7	$417.6	$348.9
Less: capital expenditures from development projects, and corporate	(8.9)	($3.4)	(26.4)	(18.2)

Capital expenditure and capital advances from mine-sites	$129.8	$106.3	$391.2	$330.7

Total mine-site free cash flow	$83.7	$28.4	$352.8	$191.5

36 | Alamos Gold Inc

Young-Davidson Mine-Site Free Cash Flow	Three Months Ended December 31,		Years Ended December 31,
	2024	2023	2024	2023
(in millions)
Cash flow from operating activities	$71.6	$59.0	$227.0	$184.8
Mineral property, plant and equipment expenditure	(21.3)	(24.0)	(86.1)	(67.2)
Mine-site free cash flow	$50.3	$35.0	$140.9	$117.6

Island Gold Mine-Site Free Cash Flow	Three Months Ended December 31,		Years Ended December 31,
	2024	2023	2024	2023
(in millions)
Cash flow from operating activities	$81.8	$39.9	$269.2	$164.9
Mineral property, plant and equipment expenditure	(83.7)	(73.9)	(257.0)	(233.1)
Mine-site free cash flow	($1.9)	($34.0)	$12.2	($68.2)

Magino Mine-Site Free Cash Flow	Three Months Ended December 31,	July 12 - December 31
	2024
(in millions)
Cash flow from operating activities[2]	$1.4	($12.2)
Mineral property, plant and equipment expenditure	(19.5)	(28.0)
Mine-site free cash flow	($18.1)	($40.2)
(1) The results for Magino are for Alamos’ ownership period from July 12, 2024 to December 31, 2024.
(2) Cash flow from operating activities for the period July 12 to December 31, 2024 includes payment of overdue payables at Magino.

Mulatos District Free Cash Flow	Three Months Ended December 31,		Years Ended December 31,
	2024	2023	2024	2023
(in millions)
Cash flow from operating activities	$58.7	$35.8	$260.0	$172.5
Mineral property, plant and equipment expenditure	(5.3)	(8.4)	(20.1)	(30.4)
Mine-site free cash flow	$53.4	$27.4	$239.9	$142.1

37 | Alamos Gold Inc

Total Cash Costs per ounce
Total cash costs per ounce is a non-GAAP term typically used by gold mining companies to assess the level of gross margin available to the Company by subtracting these costs from the unit price realized during the period. This non-GAAP term is also used to assess the ability of a mining company to generate cash flow from operations. Total cash costs per ounce includes mining and processing costs plus applicable royalties, and net of by-product revenue and net realizable value adjustments. Total cash costs per ounce is exclusive of exploration costs.
Total cash costs per ounce is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
All-in Sustaining Costs per ounce and Mine-site All-in Sustaining Costs
The Company adopted an “all-in sustaining costs per ounce” non-GAAP performance measure in accordance with the World Gold Council published in June 2013. The Company believes the measure more fully defines the total costs associated with producing gold; however, this performance measure has no standardized meaning. Accordingly, there may be some variation in the method of computation of “all-in sustaining costs per ounce” as determined by the Company compared with other mining companies. In this context, “all-in sustaining costs per ounce” for the consolidated Company reflects total mining and processing costs, corporate and administrative costs, share-based compensation, exploration costs, sustaining capital, and other operating costs.
For the purposes of calculating "mine-site all-in sustaining costs" at the individual mine-sites, the Company does not include an allocation of corporate and administrative costs and share-based compensation, as detailed in the reconciliations below.
Sustaining capital expenditures are expenditures that do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature. Non-sustaining capital expenditures are expenditures primarily incurred at development projects and costs related to major projects at existing operations, where the these projects will materially benefit the mine site. Capitalized exploration expenditures are expenditures that meet the IFRS definition for capitalization, and are incurred to further expand the known Mineral Reserve and Resource at existing operations or development projects. For each mine-site reconciliation, corporate and administrative costs, and non-site specific costs are not included in the all-in sustaining cost per ounce calculation.
All-in sustaining costs per gold ounce is intended to provide additional information only and does not have any standardized  meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
Total Cash Costs and All-in Sustaining Costs per Ounce Reconciliation Tables
The following tables reconciles these non-GAAP measures to the most directly comparable IFRS measures on a Company-wide and individual mine-site basis.
38 | Alamos Gold Inc

Total Cash Costs and AISC Reconciliation - Company-wide
	Three Months Ended December 31,		Years Ended December 31,
	2024	2023	2024	2023	2022
(in millions, except ounces and per ounce figures)
Mining and processing	$137.9	$113.4	$518.9	$437.3	$394.4
Silver by-product credits	(4.0)	—	(13.4)	—	—
Royalties	4.7	2.7	13.8	10.2	9.1
Total cash costs	138.6	116.1	519.3	447.5	403.5
Gold ounces sold	141,258	129,005	560,234	526,258	456,574
Total cash costs per ounce	$981	$900	$927	$850	$884

Total cash costs	$138.6	$116.1	$519.3	$447.5	$403.5
Corporate and administrative (1)	9.1	7.6	32.6	27.6	25.9
Sustaining capital expenditures (2)	30.0	26.6	110.1	104.2	95.2
Sustaining finance leases	5.2	—	10.6	—	—
Share-based compensation	1.9	6.3	31.7	21.7	18.3
Sustaining exploration	1.2	0.8	4.4	2.7	2.5
Accretion of decommissioning liabilities	2.3	1.7	8.9	6.8	4.2
Total all-in sustaining costs	$188.3	$159.1	$717.6	$610.5	$549.6
Gold ounces sold	141,258	129,005	560,234	526,258	456,574
All-in sustaining costs per ounce	$1,333	$1,233	$1,281	$1,160	$1,204
(1)Corporate and administrative expenses exclude expenses incurred at development properties.
(2)Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and exclude all expenditures at growth projects and certain expenditures at operating sites which are deemed expansionary in nature. Total sustaining capital expenditures for the period are as follows:

	Three Months Ended December 31,		Years Ended December 31,
	2024	2023	2024	2023	2022
(in millions)
Capital expenditures per cash flow statement	$138.7	$109.7	$417.6	$348.9	$313.7
Less: non-sustaining capital expenditures at:
Young-Davidson	(10.7)	(10.1)	(40.4)	(18.2)	(22.7)
Island Gold	(76.0)	(63.0)	(215.9)	(189.2)	(120.8)
Magino	(9.1)	—	(9.1)	—	—
Mulatos District	(4.0)	(6.6)	(15.7)	(19.1)	(52.8)
Corporate and other	(8.9)	(3.4)	(26.4)	(18.2)	(22.2)
Sustaining capital expenditures	$30.0	$26.6	$110.1	$104.2	$95.2
(1) The results for Magino are for Alamos’ ownership period from July 12, 2024 to December 31, 2024.

39 | Alamos Gold Inc

Young-Davidson Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended December 31,		Years Ended December 31,
	2024	2023	2024	2023
(in millions, except ounces and per ounce figures)
Mining and processing	$42.5	$42.8	$178.4	$166.2
Silver by-product credits	(0.9)	—	(3.1)	—
Royalties	1.8	1.4	6.2	5.3
Total cash costs	$43.4	$44.2	$181.5	$171.5
Gold ounces sold	45,441	48,052	173,274	182,796
Total cash costs per ounce	$955	$920	$1,047	$938

Total cash costs	$43.4	$44.2	$181.5	$171.5
Sustaining capital expenditures	10.6	13.9	45.7	49.0
Accretion of decommissioning liabilities	0.1	0.1	0.5	0.4
Total all-in sustaining costs	$54.1	$58.2	$227.7	$220.9
Gold ounces sold	45,441	48,052	173,274	182,796
Mine-site all-in sustaining costs per ounce	$1,191	$1,211	$1,314	$1,208

Island Gold Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended December 31,		Years Ended December 31,
	2024	2023	2024	2023
(in millions, except ounces and per ounce figures)
Mining and processing	$22.9	$22.8	$87.7	$82.7
Silver by-product credits	(0.2)	—	(0.8)	—
Royalties	0.8	0.8	3.2	2.7
Total cash costs	$23.5	$23.6	$90.1	$85.4
Gold ounces sold	39,595	30,464	152,170	127,629
Total cash costs per ounce	$594	$775	$592	$669

Total cash costs	$23.5	$23.6	$90.1	$85.4
Sustaining capital expenditures	7.7	10.9	41.1	43.9
Accretion of decommissioning liabilities	0.1	0.1	0.5	0.5
Total all-in sustaining costs	$31.3	$34.6	$131.7	$129.8
Gold ounces sold	39,595	30,464	152,170	127,629
Mine-site all-in sustaining costs per ounce	$791	$1,136	$865	$1,017

40 | Alamos Gold Inc

Magino Total Cash Costs and Mine-site AISC Reconciliation
	July 12 - December 31	July 12 - December 31
	2024	2024
(in millions, except ounces and per ounce figures)
Mining and processing	$26.3	$55.8
Silver by-product credits	(0.3)	(0.4)
Royalties	1.6	2.0
Total cash costs	$27.6	$57.4
Gold ounces sold	16,505	31,271
Total cash costs per ounce	$1,672	$1,836

Total cash costs	$27.6	$57.4
Sustaining capital expenditures	10.4	18.9
Sustaining finance leases	5.2	10.6
Sustaining exploration	0.4	0.7
Accretion of decommissioning liabilities	0.4	0.7
Total all-in sustaining costs	$44.0	$88.3
Gold ounces sold	16,505	31,271
Mine-site all-in sustaining costs per ounce	$2,666	$2,824
(1) The results for Magino are for Alamos’ ownership period from July 12, 2024 to December 31, 2024.

Mulatos District Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended December 31,		Years Ended December 31,
	2024	2023	2024	2023
(in millions, except ounces and per ounce figures)
Mining and processing	$46.2	$47.8	$197.0	$188.4
Silver by-product credits	(2.5)	—	(9.1)	—
Royalties	0.5	0.5	2.4	2.2
Total cash costs	$44.2	$48.3	$190.3	$190.6
Gold ounces sold	39,717	50,489	203,519	215,833
Total cash costs per ounce	$1,113	$957	$935	$883

Total cash costs	$44.2	$48.3	$190.3	$190.6
Sustaining capital expenditures	1.3	1.8	4.4	11.3
Sustaining exploration	0.4	0.4	2.1	0.9
Accretion of decommissioning liabilities	1.7	1.5	7.0	5.9
Total all-in sustaining costs	$47.6	$52.0	$203.8	$208.7
Gold ounces sold	39,717	50,489	203,519	215,833
Mine-site all-in sustaining costs per ounce	$1,198	$1,030	$1,001	$967

Adjusted EBITDA
Adjusted EBITDA represents net earnings before interest, taxes, depreciation, and amortization and removes the effects of certain items that the Company believes are not reflective of the Company's underlying performance for the reporting period. The measure also removes the impact of non-cash items such as impairment loss charges or reversals, and realized and unrealized gains or losses on derivative financial instruments. Adjusted EBITDA is an indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.
Adjusted EBITDA does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
41 | Alamos Gold Inc

The following is a reconciliation of adjusted EBITDA to the consolidated financial statements:

(in millions)
	Three Months Ended December 31,		Years Ended December 31,
	2024	2023	2024	2023
Net earnings	$87.6	$47.1	$284.3	$210.0
Add back:
Reversal of impairment	—	—	(57.1)	—
Finance expense (income)	(2.4)	(0.2)	3.8	2.5
Amortization	58.3	50.6	218.4	190.2
Unrealized(gain) loss on commodity derivatives	(5.9)	2.0	24.2	0.9
Deferred income tax expense	22.6	4.6	119.2	31.0
Current income tax expense (recovery)	47.0	(0.5)	98.7	52.7
Adjusted EBITDA	$207.2	$103.6	$691.5	$487.3
(1) Adjusted EBITDA has been restated in the prior year comparatives to include the impact of non-cash unrealized gains or losses on derivative financial instruments.
Additional GAAP Measures
Additional GAAP measures are presented on the face of the Company’s consolidated statements of comprehensive income (loss) and are not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following additional GAAP measures are used and are intended to provide an indication of the Company’s mine and operating performance:
•Earnings from operations - represents the amount of earnings before net finance income/expense, foreign exchange gain/loss, other income/loss, loss/gains on commodity derivatives and income tax expense
42 | Alamos Gold Inc

Unaudited Consolidated Statements of Financial Position, Comprehensive
Income, and Cash Flow
ALAMOS GOLD INC.
Consolidated Statements of Financial Position
(Stated in millions of United States dollars)

	December 31, 2024	December 31, 2023
A S S E T S
Current Assets
Cash and cash equivalents	$327.2	$224.8
Equity securities	24.0	13.0
Amounts receivable	46.7	53.4
Inventory	232.8	271.2
Other current assets	17.9	23.6
Total Current Assets	648.6	586.0

Non-Current Assets
Mineral property, plant and equipment	4,618.0	3,360.1
Deferred income taxes	12.2	9.0
Inventory	25.3	—
Other non-current assets	32.0	46.1
Total Assets	$5,336.1	$4,001.2

L I A B I L I T I E S
Current Liabilities
Accounts payable and accrued liabilities	$233.0	$194.0
Current portion of derivative liabilities	9.1	1.0
Deferred revenue	116.6	—
Income taxes payable	50.5	40.3
Current portion of lease liabilities	15.2	—
Current portion of decommissioning liabilities	6.5	12.6
Total Current Liabilities	430.9	247.9

Non-Current Liabilities
Deferred income taxes	760.6	703.6
Derivative liabilities	140.0	—
Debt and financing obligations	250.0	—
Lease liabilities	21.4	—
Decommissioning liabilities	145.1	124.2
Other non-current liabilities	3.9	2.0
Total Liabilities	1,751.9	1,077.7

E Q U I T Y
Share capital	$4,138.5	$3,738.6
Contributed surplus	89.3	88.6
Accumulated other comprehensive loss	(37.4)	(26.9)
Deficit	(606.2)	(876.8)
Total Equity	3,584.2	2,923.5
Total Liabilities and Equity	$5,336.1	$4,001.2

43 | Alamos Gold Inc

ALAMOS GOLD INC.
Consolidated Statements of Comprehensive Income
(Unaudited - stated in millions of United States dollars, except share and per share amounts)

	For three months ended		For twelve months ended
	December 31,	December 31,	December 31,	December 31,
	2024	2023	2024	2023
OPERATING REVENUES	$375.8	$254.6	$1,346.9	$1,023.3

COST OF SALES
Mining and processing	137.9	113.4	518.9	437.3
Royalties	4.7	2.7	13.8	10.2
Amortization	58.3	50.6	218.4	190.2
	200.9	166.7	751.1	637.7
EXPENSES
Exploration	5.5	2.1	26.7	18.2
Corporate and administrative	9.1	7.6	32.6	27.6
Share-based compensation	1.9	6.3	31.7	21.7
Reversal of impairment	—	—	(57.1)	—
	217.4	182.7	785.0	705.2
EARNINGS BEFORE INCOME TAXES	158.4	71.9	561.9	318.1

OTHER EXPENSES
Finance income (expense)	2.4	0.2	(3.8)	(2.5)
Foreign exchange gain	6.6	0.3	8.0	1.9
Unrealized loss (gain) on commodity derivatives	5.9	(2.0)	(24.2)	(0.9)
Other loss	(16.1)	(19.2)	(39.7)	(22.9)
EARNINGS FROM OPERATIONS	$157.2	$51.2	$502.2	$293.7

INCOME TAXES
Current income tax expense (recovery)	(47.0)	0.5	(98.7)	(52.7)
Deferred income tax expense	(22.6)	(4.6)	(119.2)	(31.0)
NET EARNINGS	$87.6	$47.1	$284.3	$210.0

Items that may be subsequently reclassified to net earnings:
Net change in fair value of currency hedging instruments, net of taxes	(6.0)	4.3	(11.7)	8.3
Net change in fair value of fuel hedging instruments, net of taxes	0.2	(0.2)	(0.1)	(0.2)
Items that will not be reclassified to net earnings:
Unrealized gain (loss) on equity securities, net of taxes	1.4	(1.5)	26.4	(10.5)
Total other comprehensive (income) loss	($4.4)	$2.6	$14.6	($2.4)
COMPREHENSIVE INCOME	$83.2	$49.7	$298.9	$207.6

EARNINGS PER SHARE
– basic	$0.21	$0.12	$0.70	$0.53
– diluted	$0.21	$0.12	$0.69	$0.53
Weighted average number of common shares outstanding (000's)
– basic	420,192	396,577	408,165	395,509
– diluted	422,754	396,954	410,546	396,954
44 | Alamos Gold Inc

ALAMOS GOLD INC.
Consolidated Statements of Cash Flows
(Unaudited - stated in millions of United States dollars)

	For three months ended		For twelve months ended
	December 31,	December 31,	December 31,	December 31,
	2024	2023	2024	2023
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net earnings for the period	$87.6	$47.1	$284.3	$210.0
Adjustments for items not involving cash:
Amortization	58.3	50.6	218.4	190.2
Reversal of Impairment	—	—	(57.1)	—
Foreign exchange gain	(6.6)	(0.3)	(8.0)	(1.9)
Current income tax expense (recovery)	47.0	(0.5)	98.7	52.7
Deferred income tax expense	22.6	4.6	119.2	31.0
Share-based compensation	1.9	6.3	31.7	21.7
Finance expense	(2.4)	(0.2)	3.8	2.5
Unrealized (loss) gain on commodity derivatives	(5.9)	(2.0)	24.2	0.9
Other items	5.4	14.6	11.0	11.8
Changes in working capital and taxes paid	(15.7)	3.9	(65.1)	(46.2)
	192.2	124.1	661.1	472.7
INVESTING ACTIVITIES
Mineral property, plant and equipment	(138.7)	(109.7)	(417.6)	(348.9)
Interest capitalized to mineral, property and equipment	(7.7)	—	(7.7)	—
Investment in Argonaut	—	—	(30.2)	—
Proceeds from disposition of equity securities	1.0	—	1.0	0.1
Investment in equity securities	(0.5)	(0.1)	(11.6)	(2.8)
Transaction costs of asset acquisitions	—	—	(1.0)	(0.2)
	(145.9)	(109.8)	(467.1)	(351.8)
FINANCING ACTIVITIES
Proceeds from draw down of credit facility	—	—	250.0	—
Repayment of debt and accrued interest assumed on Argonaut acquisition	—	—	(308.3)	—
Dividends paid	(9.1)	(8.6)	(35.1)	(35.3)
Credit facility interest and transaction fees	2.9	—	(2.7)	—
Lease payments	(5.2)	—	(10.6)	—
Proceeds of issuance of flow-through shares	—	—	10.5	—
Proceeds from the exercise of options and warrants	1.0	3.0	6.8	9.3
	(10.4)	(5.6)	(89.4)	(26.0)
Effect of exchange rates on cash and cash equivalents	(0.3)	0.2	(2.2)	0.1
Net increase in cash and cash equivalents	35.6	8.9	102.4	95.0
Cash and cash equivalents - beginning of period	291.6	215.9	224.8	129.8
CASH AND CASH EQUIVALENTS - END OF PERIOD	$327.2	$224.8	$327.2	$224.8

45 | Alamos Gold Inc